SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL Pura Energia | Investor Relations

Highlights 3Q25

- **Recurring Ebitda** of R$ 1.3 billion in 3Q25 (+7,8% vs. 3T24) and R$ 4.2 billion in the year to date (+8.4% vs. 9M24).
- **Recurring net income**[1] of R$ 374.8 million in 3Q25 and R$ 1.4 billion in 9M25.
- **Leverage ex-effects of the acquisition of HPP Baixo Iguaçu** of 2.8x Net Debt/ Ebitda.
- **Operating cash generation of** R$ 770.7 billion in 3Q25 and R$ 2.5 billion in 2025 in the year-to- date.
- **Optimization of the portfolio** by consolidating the results of Mata de Santa Genebra and HPP Mauá and advancing in the divestment process at HPP Baixo Iguaçu, with the conclusion of the acquisition of Neoenergia S.A.'s stake.
- **Novo Mercado:** Special General Meeting of Preferred Shareholders (AGEsp PN) scheduled for November 17, 2025, at 11 a.m. to ratify the mandatory conversion of all preferred shares at a ratio of one new common share and one new class "C" preferred share ("PNC") compulsorily redeemable.

Financial Indicators

R$ million

Indicators Highlights	3Q25	3Q24	Δ%	9M25	9M24	Δ%
Ebitda (R$ million)	1,358.7	1,526.7	-11.0	4,678.0	4,230.8	10.6
Recurring Ebitda	1,337.4	1,240.3	7.8	4,175.6	3,852.1	8.4
Net Profit (R$ million)	383.1	1,217.1	-68.5	1,621.3	2,224.2	-27.1
Recuring Net Profit (R$ million)	369.0	1,021.2	-36.5	1,404.1	1,346.1	4.3
EPS - Net profity per share (R$) [1]	0.13	0.41	-68.5	0.54	0.75	-27.1
Return on Equity [2]	1.5%	4.8%	-69.1	6.2%	8.7%	-28.5
Ebitda Margin	19.9%	26.6%	-25.1	24.7%	25.4%	-2.8
Recurring Ebitda Margin	19.6%	21.6%	-9.2	22.1%	23.2%	-4.8
Operating Margin	7.9%	16.3%	-51.4	12.1%	14.2%	-14.6
Book Value per Share (R$)	8.70	8.54	1.9	8.70	8.54	1.9
Net Worth Indebtedness	63.8%	32.3%	97.8	63.8%	32.3%	97.8
Current Liquidity	1.4	1.4	1.0	1.4	1.4	1.0
Leverage [2]	2,8x	1,5 x	—	2,8x	1,5 x	—

[1] Consider the Net Income attributed to the shareholders of the parent company.

Values subject to rounding adjustments.

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Summary

1. Consolidated Results	2
1.1 Ebitda	2
1.2 Operating Revenue	3
1.3 Operating costs and expenses	3
1.4 Equity Income Result	4
1.5 Financial Results	4
1.6 Consolidated Net Profit	4
1.7 Debt and Leverage	5
2. Investment	7
3.1 Economic and Financial Performance	8
3.1.1 IFRS effect on the Transmission segment	9
3.2 Operational Performance	10
3.2.1 Generation	10
3.2.2 Energy sold	10
3.2.3 Transmission	11
RBSE	11

4. Copel Distribution	12
4.1 Economic and Financial Performance	12
4.2 Operational Performance	13
4.2.1 Grid Market (TUSD)	13
4.2.2 Captive Market	13
4.2.3 Operational data	13
5. Copel Commercialization	15
5.1 Economic and Financial Performance	15
5.2 Operational Performance	16
6. ESG performance	17
6.1 ESG in Copel’s Strategy	17
6.2 Recent highlights	17
6.3 Indicators	18
6.4 Ratings, Rankings and Indexes	18
7. Other highlights from the period	19
List of Exhibits	21

1. Consolidated Results

The consolidated result is made up of Copel Holding, Copel Geração e Transmissão (GenCo), Copel Distribuição (DisCo), Copel Comercialização (TradeCo) and other equity holdings[2]. The following analyses refer to the third quarter of 2025 (3Q25) compared to the same period in 2024 (3Q24) and, where applicable, to the accumulated periods of the first nine months of 2024 and 2025 (9M24 and 9M25, respectively).

1.1 Ebitda

Copel's Recurring Ebitda² amounted to R$ 1,337.4 million in 3Q25, 7.8% higher than the R$ 1,240.3 million recorded in 3Q24. This result reflects the company's ability to consistently generate value, supported by the strength of its assets and the efficient execution of its operational and commercial strategy. GenCo and TradeCo accounted for approximately 53.4% of this result, while DisCo accounted for 48.7%³.

Highlights in 3Q25 include:

(i)	GenCo's Ebitda grew 11.0% (+R$ 71.3 million) compared to 3Q24, totaling R$ 721.1 million, especially due to the increase in revenue from electricity grid availability, explained mainly by the incorporation of the transmission company Mata de Santa Genebra S.A. - MSG and by the increase in supply revenue driven by the positive effects of hydroelectric generation utilization in modulation with high volatility of the hourly Difference Settlement Price - PLD in the South submarket. This result was partially offset by the higher generation deviation, resulting from the increase in curtailment, which rose from 23.4% in 3Q24 to 34.4% in 3Q25. More details in section 3.1;
(ii)	DisCo' Ebitda, which increased by 7.2% (+R$ 43.6 million) compared to 3Q24 1.7% increase in the billed grid market and the Annual Tariff Adjustment - RTA of June 2025, with an average increase of 6.4% in the Distribution System Usage Tariffs - TUSD. More details in section 4.1;
(iii)	the increase of R$ 18.7 million in Elejor's Ebitda compared to 3Q24, with the effect of higher energy sold for bilateral contracts and average energy balance prices 17.0% higher between the periods.

This result was partially offset by the decrease of R$ 10.0 million in TradeCo's Ebitda, basically due to the lower sales margin, of R$ 7.3 million, and the Ebitda from discontinued operations, of R$ 20.2 million, recorded at Copel (Holding) in 3Q24 and absent in 3Q25.

The non-recurring items considered in the calculation of Recurring Ebitda are shown in the following table:

						R$ million
	3T25	3T24	Δ%	2025	2024	Δ%
EBITIDA	1,358.7	1,526.7	-11.0	4,678.0	4,230.8	10.6
(-/+) Fair value in the purchase and sale of energy	42.9	(17.9)	—	(25.0)	26.0	—
(-/+) Provision/Reversal of POS indemnity	—	18.4	—	21.0	18.4	14.1
(-/+) Partial disposal of assets/assets swap	(35.4)	(264.4)	(86.6)	(345.7)	(264.4)	30.7
(-/+) Ebitda Discontinued Operations Compagas and UEGA	—	20.2	—	—	58.6	—
(-/+) Equity equivalence	(37.3)	(63.2)	(40.9)	(202.0)	(225.4)	(10.4)
(-/+) NRV	(36.9)	(17.2)	114.7	(72.7)	(49.5)	46.9
(-/+) Difference Corporate/Regulatory Transfer Revenue	45.4	37.7	20.4	121.9	57.6	111.6
Recurring Ebitda	1,337.4	1,240.3	7.8	4,175.5	3,852.1	8.4

Consolidated Recurring Ebitda

*Includes Ebitda from discontinued operations, Copel (Holding), Copel Serviços, Elejor and eliminations and reclassifications between group companies.

[1]

1 Copel Serviços, Elejor and other stakes in generation assets.

2 Excluding non-recurring items, mark-to-market - MTM at TradeCo, new replacement value for the adjustment to present value of the indemnifiable asset (VNR) at DisCo, equity equivalence and IFRS effects on transmission contract assets.

3 Copel (Holding), Copel Serviços and Elejor accounted for -2.1% of recurring Ebitda. 1

2

1.2 Operating Revenue

Recurring Net Operating Revenue, considering the effects of IFRS on the energy transmission segment, totaled R$ 6,810.5 million in 3Q25, an increase of 18.7% compared to the R$ 5,739.7 million recorded in 3Q24. This result mainly reflects the increase:

(i)	R$ 424.73 million (+101.0%) in the result of sectorial financial assets and liabilities (CVA), because of the adherence of tariff coverage in relation to costs with Parcel A, especially with energy purchased for resale and the return of PIS/COFINS to DisCo consumers in the period;
(ii)	R$ 406.9 million (+48.8%) in electricity supply revenue, with the following highlights: i. an increase of R$ 273.8 million in supply revenue, due to a 25.0% growth in the volume of energy sold for TradeCo's bilateral contracts and higher energy sales in the Free Contracting Environment - ACL in Elejor's portfolio; ii. an increase of R$ 120.7 million in Copel DIS revenue due to higher energy sales in the short-term market (MCP) and in the Surplus and Deficit Compensation Mechanism (MSCD); and iv. an increase of R$ 12.3 million in Copel GeT, resulting from better results in transactions carried out in the short-term market in 3Q25 compared to 3Q24, especially with the modulation of the hydroelectric generation portfolio in view of the behavior of the PLD in the South submarket during the period. This result was partially offset by the increase in generation deviation (+58.7%) in wind farms;
(iii)	R$ 256.3 million (+39.9%) in construction revenue, mainly due to the enhancement in the volume of works related to DisCo's investment program (see topic 2), which includes investments aimed at improving and modernizing infrastructure and upgrading customer service; with no effect on the result given that the amount recorded in costs and expenses is equal;
(iv)	R$ 100.2 million (+5.9%) in electricity grid availability, mainly explained by the incorporation of the transmission company Mata de Santa Genebra S.A. - MSG and an average increase of 2.2% in the RAP of transmission companies with 100% participation by Copel GeT for the 2025/2026 cycle, ex-MSG.

1.3 Operating costs and expenses

In 3Q25, recurring operating costs and expenses totaled R$ 5,849.6 million, an increase of 20.2% compared to R$ 4,867.9 million recorded in 3Q24. The cost of electricity purchased for resale represents 52.7% of total costs incurred in the quarter, followed by construction costs with a 15.4% share, PMSO with 12.3%, sector charges with 11.7%, and others with a 7.9% share.

The main variations in the period are:

(i)	an increase of R$ 737.6 million (+27.3%) in electricity purchased for resale mainly due to: i. the increase of R$ 434.7 million in the purchase of energy from DisCo, with emphasis on the higher volume from the distributed generation system (+R$ 219.1 million) and the acquisition of energy from the Energy Trading Chamber (CCEE) (+R$ 191.6 million) and ii. an increase of R$ 331.7 million (+33.2%) at TradeCo due to the acquisition of electricity in bilateral contracts;
(ii)	an increase of R$ 256.3 million (+25.0%) in construction costs, mainly due to DisCo investment program, with no effect on results given the matching of the amount recorded in construction revenue.
(iii)	an increase of R$ 17.2 million in provisions and reversals due mainly to the increase of R$ 18.5 million in DisCo expected credit losses (ECL), as a result of reversals related t defaults in 3Q24, which were non-recurring in this quarter.

This result was partially offset by a 4.1% reduction (-R$ 30.6 million) in recurring manageable costs (PMSO), mainly due to an 18.4% (-R$ 47.9 million) reduction in personnel costs, influenced mainly by the departure of 209 employees, mostly through the Voluntary Dismissal Program (PDV) completed in 2024.

3

The graph below shows manageable costs compared between quarters and accumulated in the year:

						R$ million
Recurring Manageable Costs	3Q25	3Q24	∆%	9M25	9M24	∆%

Staff and administrators	212.6	260.5	(18.4)	683.2	839.2	(18.6)
Social security and assistance plans	57.9	63.3	(8.5)	176.9	199.0	(11.1)
Material	19.1	22.1	(13.6)	64.0	62.2	2.9
Third-party services	287.4	274.6	4.7	848.4	772.7	9.8
Other operating costs and expense *	141.7	128.8	10.0	358.8	331.6	8.2
TOTAL	718.7	749.3	(4.1)	2,131.3	2,204.7	(3.3)
*Excludes the effects of the following non-recurring items: Personnel - Reversal/provision for Voluntary Dismissal Program; and Others - disposal of assets/assets swap

Neutralizing the effects of provisions related to performance bonuses (PPD), profit sharing (PLR), long-term incentives (ILP) and PDV, there was a reduction of R$ 23.6 million (-11.2%) in personnel and management costs in the quarterly comparison, due to a reduction in headcount compared to the previous period, partially offset by the pro rata provision between October and December of the collective bargaining agreement - ACT 2024, which includes a salary readjustment by the National Consumer Price Index - INPC, of 4.09%, considering 12 months until September/2024.

						R$ million
Personnel costs	3Q25	3Q24	∆%	9M25	9M24	∆%

Staff and administrators	212.6	260.5	(18.4)	683.2	839.2	(18.6)
(-/+) Profit sharing, PPD and ILP	(25.5)	(49.8)	(48.8)	(110.0)	(156.5)	(29.7)
TOTAL	187.1	210.7	(11.2)	573.2	682.7	(16.0)

Evolution of the workforce

1.4 Equity Income Result

The equity income from jointly controlled companies and other affiliates of Copel in 3Q25 decreased by 40.9% compared to the same period last year (R$ 37.3 million, compared to R$ 63.2 million in 3Q24). The decrease is mainly due to the consolidation of 100% of Mata de Santa Genebra S.A. - MSG, as of June 1, 2025, with a reduction of the contract assets of the jointly owned subsidiaries in the transmission segment caused by higher inflation in the period (IPCA 0.63% compared to 1.41% in 1Q24).

1.5 Financial Results

The financial result was a negative R$ 442.5 million in 3Q25 compared to a negative R$ 222.4 million in 3Q24, an increase of R$ 220.1 million (38.7%). This variation is mainly due to the increase in expenses with charges and monetary variation of R$ 236.7 million (+41.4%), due to the increase in debt and the CDI (Copel's main debt indexer) in a higher interest rate environment. These effects were partially offset by an increase of R$ 20.0 million in fair value adjustments on debentures due to swaps.

						R$ million
Financial Results	3Q25	3Q24	∆%	9M25	9M24	∆%

Financial Income	352.60	331.20	6.50	1,025.50	857.20	19.60
Financial Expenses	(795.10)	(553.60)	43.60	(2,316.50)	(1,637.50)	41.50
Total Financial Result	(442.50)	(222.40)	99.00	(1,291.00)	(780.30)	65.40

1.6 Consolidated Net Profit

Copel recorded reported net income of R$ 364.2 million in 3Q25, compared to R$ 737.4 million in 3Q24, a decrease of 50.6%, mainly due to (i) the lower financial result presented above (-R$ 220.1 million); and (ii) the decline in income from associates (-R$ 25.9 million), mainly due to the consolidation of MSG. This result was partially offset by the decrease in taxes (-R$ 23.0 million), mainly due to the declaration of Interest on Equity in Q324 and lower financial results.

The main adjustments to net income in 3Q25 were:

Excluding non-recurring effects and non-cash items (VNR, MTM, IFRS in broadcasters and net income from discontinued operations), recurring net income decreased 36.5% compared to 3Q24, totaling R$ 374.8 million. This was substantially influenced by (i) a R$ 220.1 million reduction in financial income; (ii) a R$ 58,2 million increase in taxes; and (iii) a R$ 25.9 million decrease in equity income. This result was partially offset by a R$ 97.1 million increase in recurring Ebitda.

4

1.7 Debt and Leverage

Copel's total consolidated debt as of september 30, 2025, was R$ 21,091.7 million, an increase of 18.8% in relation to the amount of R$17,753.8 million recorded on December 31, 2024.

The following table and graphs show the indebtedness of Copel and its subsidiaries in 1Q25:

Debt per Subsidiary

R$ million
R$ mil	GenCo²	DisCo	Others3	Total
Total Debt 1	11,646.9	9,235.2	209.6	21,091.7
Availability	2,205.6	1,516.9	808.4	4,530.9
Adjusted Net Debt	9,441.3	7,718.3	(598.8)	16,560.8
Leverage				2.8x4
Duration (years)	3.1	3.3	3.8	3.4

1 Considers the effect of WAP on debentures.

2 Considered Copel Geração e Transmissão S.A. (parent company).

3 Includes Copel Serviços, wind farms (Brisa Potiguar, Cutia, Jandaíra, Vilas, Aventura, and SRMN) and transmission companies (Costa Oeste and Marumbi).

4 Excludes the effect of the acquisition of 70% of the HPP Baixo Iguaçu.

On September 30, 2025, consolidated leverage reached 3.0x, reflecting net debt of R$ 16,560.8 million — an increase of 0.4x compared to the end of 2024. Despite the increase, the indicator remains within the parameters defined by the optimal capital structure. The increase is mainly attributed to the completion of the acquisition of 70% of the Baixo Iguaçu Hydroelectric Plant, with a cash outflow of R$ 1.1 billion, as part of the asset divestment process, which Copel finalized on October 22, 2025. Excluding the effects of this transaction, leverage at the end of the period was 2.8x.

Adjusted Net Debt/Recurring EBITDA

*does not consider equity in earning, considers discontinued operations and excludes impairment effects, Voluntary Dismissal Program, MTM, GSF renegotiation, and gains on the disposal of assets / assets swap

The average cost of debt at nominal rates on September 30, 2025, is 13.22% (11.96% on December 31, 2024), which is equivalent to 88.73% of the CDI (98.46% of the CDI on December 31, 2024).

Debt Composition and Indexation

5

Amortization - R$ million

Average term: 4.9 years

6

2. Investments

In 3Q25, the investment program amounted to R$ 981.4 million, 85.6% of which was made by DisCo and 14.4% by GenCo and Copel (Holding).

				R$ million
Subsidiary / SPE	Realized
	3Q25	3Q24	9M25	9M24
DisCo	840.0	509.6	2,317.7	1,653.8
GenCo	140.5	54.5	313.7	127.7
Generation¹	75.5	22.9	121.7	48.2
Hydroelectric	20.1	8.9	40.8	28.3
Wind	55.4	14.0	80.9	19.9
Transmission	54.8	16.6	168.4	53.9
Improvements/Reinforcement²	50.4	16.5	158.7	53.1
Other Investments	4.4	0.1	9.7	0.8
Other GenCo Projects[3]	10.2	15.0	23.6	25.6
Copel (Holding)	0.6	0.4	1.8	1.5
TradeCo	0.1	0.1	0.6	0.4
Copel Serviços and other equities[4]	0.2	0.0	1.1	40.6
Total	981.4	564.6	2,634.9	1,824.0
[1] Includes acquisition of R$ 196.6 million from the consolidation of Mauá HPP and MSG
[2] Includes Facility Modernization Plan - PMI.
[3] Includes modernization of COGT (Generation and Transmission Operations Center), modernization of GPS Parigot de Souza HPP and Marumbi and Uirapuru SPEs
[4] Includes an innovation plan in the energy sector aligned with the investment thesis, Copel's innovation programs, and ESG practices

Of the amount realized by Copel’s DisCo in the quarter, 97.0% was earmarked for investments in electrical assets and 3.0% in non-electrical assets and other investments. The funds were allocated mainly within the scope of the Paraná Trifásico and Rede Elétrica Inteligente projects, with the aim of modernizing, automating and renewing the distribution grid with standardized technologies to meet the needs of automation equipment. Among the benefits of the projects are the reinforcement of rural grid to reduce disconnections and ensure support for the growth of agribusiness in the state of Paraná, a reduction in costs with O&M and commercial services and improved control of the indicators of Equivalent Duration of Interruption per Consumer Unit - DEC and Equivalent Frequency of Interruption per Consumer Unit - FEC. The program is made up of pillar projects:

•	Paraná Trifásico (Paraná Three-Phase): covers the construction of approximately 25,000 km of new grids by 2025 and represents the improvement and renewal of rural distribution grids in the company's concession area, with the implementation of a three-phase grid and the creation of redundancy in the main rural branches. By the end of September 2025, 24,510 km of network had been completed.
•	Rede Elétrica Inteligente (Smart Grid): aims to implement a private communication network with standardized technology to serve all the distribution network's automation equipment and advanced metering infrastructure. By late September 2025, 1,801,508 smart meters had already been installed. During phases 1, 2, 3, 4 and 4.1 of the program, we achieved advances for our operation, with a reduction in man-hours and km traveled, fewer non-technical losses, improvement quality and a reduction in compensation for breaches of quality performance limits.

The investments made at GenCo are mainly aimed at reinforcements and improvements to the transmission lines, as well as enhancing the performance of wind assets. These two segments accounted for 35.9% and 39.4% of the total invested in the period, respectively.

7

3. Copel Geração e Transmissão (GenCo) (Consolidated Result)

3.1     Economic and Financial Performance

GenCo reported recurring Ebitda[4] of R$ 721.1 million, an increase 11.0% or R$ 71.3 million over the R$ 649.8 million recorded in 3Q24.

This result mainly reflects:

(i)	higher revenue from grid availability, of R$ 119.4 million, mainly due the incorporation of the Mata de Santa Genebra S.A. - MSG transmission company and an average increase of 2.2% in the RAP of transmission companies wholly owned by Copel GeT for the 2025/2026 cycle, ex-MSG;
(ii)	the decrease of R$ 33.3 million in the cost of PMSO;
(iii)	the increase of R$ 23.1 million, resulting from the positive effects on transactions carried out in the short-term market, especially the modulation of the hydroelectric generation portfolio in the face of the behavior of the PLD in the South submarket in the period;
(iv)	the reduction of R$ 17.9 million in charges for the use of the electricity grid, due to the increased participation of the locational signal in the calculation of TUST;
(v)	the increase of R$ 10.1 million, due to higher energy sales for bilateral contracts (4,009 GWh, compared to 3,307 GWh in 3Q24);
(vi)	the increase of R$ 7.1 million in revenue from Energy Purchase Contracts in the Regulated Environment - CCEAR, essentially due to the start of supply from Jandaíra and consolidation of the HPP Mauá;
(vii)	the decrease of R$ 6.4 million in provisions and reversals, mainly reflecting lower provisions for civil litigation and expected credit losses.

The positive effects mentioned above were partially offset by the:

(i)	the increase in the cost of electricity purchased for resale of R$ 113.6 million, resulting from the combination of lower GSF (64.9% in 3Q25 versus 79.2% in 3Q24) and higher PLD (R$ 253.06/MWh in 3Q25, versus R$ 171.21/MWh in 3Q24);
(ii)	greater deviation in generation, of R$ 39.1 million (+58.7%), resulting from the increase in curtailment, which rose from 23.4% in 3Q24 to 34.4% in 3Q25.

						R$ million
Recurring Ebitda	3Q25	3Q24	Δ%	9M25	9M24	Δ%

Ebitda	746.7	930.4	(19.7)	2,681.7	2,466.2	8.7
(-/+) Partial disposal of assets / assets swap	(35.4)	(264.4)	(86.6)	(345.8)	(264.4)	30.8
(-/+) POS indemnity reversal/provision	—	4.1	—	8.6	4.1	109.8
(-/+) Recurrent Ebitda from discontinued operations UEGA	—	—	—	—	(27.4)	—
(-/+) Equity equivalence	(35.6)	(58.0)	(38.6)	(200.9)	(222.5)	(9.7)
(-/+) Corporate/Regulatory Tra Revenue Difference (See item 3.1.1)	45.4	37.7	20.4	121.9	57.6	111.6
Recurring Ebitda	721.1	649.8	11.0	2,265.5	2,013.6	12.5

PMSO expenses (manageable costs), excluding non-recurring items, provisions, and reversals, decreased by R$ 33.3 million (-13.8%), mainly explained by: (i) a reduction in Staff and management costs of R$ 18.2 million, influenced by the departure of 58 employees, mostly under the Voluntary Dismissal Program (PDV) in 2024 and 2025; (ii) lower costs with Third-party services (-R$ 10.3 million), mainly related to maintenance of facilities and specialized services in wind assets, given the change in O&M supplier from full-scope to full-service; (iii) a decrease of R$ 5.1 million in Other operating costs and expenses, mainly due to the reduction in costs related to financial compensation for the use of water resources, given the lower generation in the period. This result was partially offset by higher costs with the acquisition of; (iv) Materials (+R$ 2.5 million), essentially intended for wind assets.

						R$ million
Recurrent Manageable Costs*	3Q25	3Q24	Δ%	9M25	9M24	Δ%

Staff and management	65.4	83.6	(21.8)	213.7	274.3	(22.1)
Social security and assistance plans	16.9	19.2	(12.0)	52.4	60.6	(13.5)
Material	8.5	6.0	41.7	24.6	14.6	68.5
Third-party services	58.2	68.5	(15.0)	191.6	202.0	(5.1)
Other operating costs and expenses*	60.2	65.3	(7.8)	34.9	160.9	(78.3)
TOTAL	209.2	242.6	(13.8)	517.2	712.4	(27.4)
*Excludes the effects of the following non-recurring items: Personnel - Reversal/provision for Voluntary Dismissal Program; and Others - disposal of assets/assets swap

Neutralizing the effects of the provisions relating to the PDV, PPD and PLR, there was a 18.3% reduction in personnel and administration costs compared to 3Q24, reflecting the already mentioned reduction in the workforce between the periods, partially offset by the pro rata provision, between October and December, for the 2024 Collective Bargaining Agreement, with a salary adjustment of 4.09% (INPC accumulated over 12 months up to September/2024).

[4] Excluding non-recurring items and IFRS effects on transmission contract assets.

8

						R$ million
Personnel costs	3Q25	3Q24	Δ%	9M25	9M24	Δ%

Staff and administrators	65.4	83.6	(21.8)	213.7	274.3	(22.1)
(-/+) Profit sharing, PPD and ILP	(9.5)	(15.2)	(37.5)	(32.8)	(45.4)	(27.8)
TOTAL	55.9	68.4	(18.3)	180.9	228.9	(21.0)

Recurring Net Income reached R$ 237.0 million in 3Q25, down 7.9% compared to 3Q24. This result mainly reflects the combination of the following effects: i. negative variation in financial results (-R$ 269.1 million in 3Q25, compared to -R$ 133.9 million in 3Q24), explained by the higher amount of debt and higher CDI (3.6% in 3Q25, compared to 2.6% in 3Q24); ii. lower income tax and social contribution expenses of R$ 46.7 million, mainly due to the payment of interest on equity capital (JCP) to Copel (Holding) in Q325; iii. higher EBITDA of R$ 71.4 million, due to the points presented above; iv. a reduction in depreciation of R$ 19.1 million, due to the renewal of concessions and the sale of assets; and v. a decrease of R$ 22.4 million in equity equivalence, mainly due to the consolidation of Mata de Santa Genebra - MSG into the portfolio, which ceased to contribute R$ 25.4 million to equivalence.

In the year to date, GenCo recorded Recurring Ebitda of R$ 2,265.5 million, an increase of 12.5% over the same period last year.

						R$ million
Main Indicators	3Q25	3Q24	Δ%	9M25	9M24	Δ%

Net Operating Revenue (R$ million)	1,252.30	1,096.90	14.20	3,653.20	3,311.30	10.30
Operating Costs and Expenses (R$ million)	(727.60)	(430.10)	69.20	(1,713.50)	(1,693.20)	1.20
Operating Result (R$ million)	291.20	590.90	(50.70)	1,378.00	1,393.40	(1.10)
Net Profit (R$ million)	249.30	416.30	(40.10)	1,030.90	1,057.60	(2.50)
Recurring Net Profit (R$ million)	237.00	257.40	(7.90)	888.90	942.20	(7.70)
Ebitda (R$ million)	746.70	930.40	(19.70)	2,681.70	2,466.20	8.70
Recurring EBITDA (R$ million)	721.10	649.80	11.00	2,265.50	2,013.60	12.50
Operating Margin	0.23	0.54	(56.80)	0.38	0.42	(10.40)
Net Margin	0.20	0.26	(20.30)	0.24	0.27	(11.00)
Ebitda Margin	0.60	0.85	(29.70)	0.73	0.75	(1.40)
Ajusted Ebitda Margin	0.58	0.59	(2.80)	0.62	0.61	2.00
Investment Program (R$ million)	140.50	54.50	157.80	313.70	127.70	145.70

3.1.1 IFRS effect on the Transmission segment

For the calculation, an adjustment was made considering the effects of the application of ICPC 01 / IFRIC 12 on the corporate statements in the transmission segment:

						R$ million
IFRS effect in the Transmission segment	3Q25	3Q24	Δ%	9M25	9M24	Δ%

(A) Corporate revenue1	321.3	206.9	55.2	797.8	715.1	11.6
O&M revenue and effective interest	318.8	204.3	56.0	789.1	708.2	11.4
Construction revenue and margin	54.5	19.0	186.8	165.7	48.9	238.9
Cost of construction	(52.1)	(16.4)	217.8	(156.9)	(41.9)	274.2

(B) Regulatory revenue1	366.6	244.6	49.9	919.7	772.7	19.0

(B-A) Regulatory/Societal TRA Revenue/Difference	45.4	37.7	20.4	121.9	57.6	111.6

(+/-) Effects on Equity of transmission companies2	11.3	(24.5)	—	(78.7)	(107.2)	(26.5)

IFRS effect in Transmission business	56.7	13.2	330.5	43.2	(49.6)	—
1 Net of taxes and charges. 2 Difference between corporate and regulatory profit of jointly owned subsidiaries in the transmission segment, proportional to GenCo's stake in the projects.

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3.2     Operational Performance

With a presence in 10 states, GenCo operates a diversified park of hydroelectric and wind power plants, totaling 6,227.0 MW of installed capacity and 2,696.2 average MW of physical guarantee. In the Transmission segment, Copel has a total grid of 9,684 km of transmission lines and 53 basic grid substations, considering its holdings.

For more information on generation and transmission operational data, see Annex IV.

3.2.1 Generation

Copel's generation park is made up of 100% renewable operating sources.

GenCo's hydro generation was 34.2% lower in 3Q25 (4,406 GWh against 6,700 GWh in 3Q24), due to a less favorable hydrological scenario and divestment in small hydroelectric plants and the HPP Colíder. At the wind farms, generation was 15.3% lower in 3Q25 (922 GWh compared to 1,089 GWh in 3Q24), despite the increase in curtailment in 3Q25 (34.4% compared to 23.5% in 3Q24) and the unavailability of some machines. In the year to date, total generation from the Company's portfolio was 22.4% lower (15,908 GWh in 9M25, compared to 20,499 GWh in 9M24).

3.2.2 Energy sold

In the 3rd quarter of 2025, GenCo recorded 3,662 GWh of electricity sold from hydroelectric sources, an increase of 1.1%, mainly due to higher sales under bilateral contracts. This was partially offset by an increase in the amount of energy purchased on the short-term market (MCP). The energy sold does not consider the generation allocated to the Energy Reallocation Mechanism (MRE), which fell by 52.9% in the quarter (1,671 GWh compared to 3,545 GWh in 3Q24), reflecting the hydrological conditions in the period.

For wind farms, the total electricity sold was 1,195 GWh, an increase of 7.4%, mainly due to the increase in sales under bilateral contracts and energy sold in the regulated environment (CCEARs), as a result of the start of supply from the Jandaíra Complex[5].

[5] Jandaíra I, II, III and IV wind farms (30° LEN - CCEAR 2025 - 2044).

10

Consolidated Sales (GWh)

GSF and PLD

Source: CCEE

Source: CCEE

3.2.3 Transmission

Copel has more than 9,600 km of transmission lines in eight Brazilian states, including its own assets and those in partnership with other companies. In addition to building, maintaining and operating its own extensive energy transmission network, Copel provides services for projects run by other concessionaires. The Transmission projects are listed in Annex IV, including the projects of GenCo, SPEs Costa Oeste, Marumbi, Uirapuru Transmissora and MSG (100% GenCo), as well as the 6 SPEs in which Genco has a stake.

RBSE

Below is a description of the flow of the portion of the Revenue relating to the Basic Network of the Existing System - RBSE[6] for the next few cycles. It is important to note that the data may be altered in the future due to tariff revision processes and/or revision of the parameters used to compose these revenues by the regulatory body. The figures below include the revision in the methodology for calculating the financial component, established by Aneel’s homologation resolution (REH) 3,467/2025, with a negative impact of R$ 115.1 million, and have been adjusted annually by the IPCA, according to Aneel’s homologation resolution 3,481/2025.

Note:

Economic component: future values based on the 2025-2026 cycle (according to REH 3,481/2025)

Financial component: values published in REH 3.467/2025. .

RAP values up to the 2027-2028 cycle projected based on the values in REH 3,467/2025.

[6] This refers to concession contract 060/2001, which represents 36.6% of GenCo's annual permitted revenue (APR) for transmission and proportional stakes.

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4. Copel Distribuição (DisCo)

4.1     Economic and Financial Performance

DisCo's reported recurring Ebitda of R$650.9 million in 3Q25, up 7.2% (R$43.6 million) compared to 3Q24, mainly due to 1.7% growth in the billed grid market and the June 2025 Annual Tariff Adjustment (RTA) in June 2025, with an average increase of 6.4% in Distribution System Usage Tariffs (TUSD). The following also contributed to the result:

(i) the increase of R$ 120.7 million in Copel DisCo's supply revenue, mainly due to the improved results from settlements at the CCEE;

(ii) a R$ 424.7 million increase in revenue from sectoral assets and liabilities, mainly due to the constitution of amounts to be offset (active CVA) in the 2025-2026 cycle, driven by higher electricity costs and the effects of the June 2025 tariff adjustment; and

(iii) a R$ 10.1 million reduction in PMSO, due to the departure of 145 employees, mostly under the 2024 and 2025 PDV, partially offset by increased costs with third-party services.

These results were partially offset:

(i) a reduction of R$ 29.8 million in revenues from electricity supply (R$ - 18.4 million) and availability of the electricity grid (-R$ 11.4 million), resulting from Mini and Micro Distributed Generation (MMGD) and the migration from captive to free;

(ii) by an increase of 434.4 million due to the higher volume of energy from the MMGD compensation system and an increase in the cost of electricity purchased for resale due to higher market prices;

(iii) by a decrease of R$ 18.8 million in other operating revenues, reflecting, above all, the reduction in amounts received from infrastructure sharing rentals;

(iv) by the increase of R$ 26.7 million in provisions and reversals due to the increase of R$ 18.5 million in Estimated Losses on Doubtful Accounts - PECLD, mainly related to the default of the low voltage group and the increase of R$ 8.2 million in litigation, especially due to legal proceedings; and

(v) an increase of R$ 6.8 million in other operating costs and expenses.

For the year to date, recurring Ebitda reached R$ 1,913.1 million, an increase of 6.9%.

						R$ million
Recurring Ebitda	3Q25	3Q24	∆%	9M25	9M24	∆%

EBITDA	687.8	611.1	12.6	1,973.6	1,826.3	8.1%
(-/+) Reversão/Provisão indenização PDV	—	13.3	(100.0)	12.2	13.3	(8.3) %
(-/+) VNR	(36.9)	(17.2)	114.5	(72.7)	(49.5)	46.9%
Ebitda Recorrente	650.9	607.3	7.2	1,913.1	1,790.2	6.9%

Manageable costs (PMSO), excluding provisions and reversals, decreased by R$ 10.1 million (-2.2%) compared to 3Q24, due to the effect of the reduction, mainly because: i. of R$ 40.3 million (-32.0%) in personnel, management, pension, and welfare costs; and ii. of R$ 5.2 million (-33.1%) in material expenses, mainly due to inventory reorganization and control and a reduction in fuel, parts, and equipment costs for the Company's fleet.

These effects were partially offset by an increase of (i) R$ 28.6 million (+15.2%) in third-party service costs, due to higher contracting volumes and demand, especially for electrical system maintenance services, including costs for cleaning the right-of-way (+R$ 33.1 million), partially offset by the reduction in facility maintenance services (-R$ 6.1 million) and (ii) R$ 6.8 million (+12.3%) in other operating costs and expenses, mainly due to the increase of R$ 5.2 million in losses on the decommissioning of assets associated with the investment program.

In the year to date, recurring manageable costs fell by 1.3%, mainly due to lower personnel and material costs, partially offset by higher third-party service costs and other costs and expenses, especially losses on the decommissioning of assets.

					R$ million
Manageable Costs	3Q25	3Q24	∆%	9M25	9M24	∆%
Personnel and management	115.8	166.3	(30.4)	400	514.6	(22.3)
Private pension and healthcare plans	38.1	41.2	(7.5)	115.5	129.2	(10.6)
Materials	10.3	15.4	(33.1)	38.3	46	(16.7)
Third party services	216.4	187.8	15.2	617.9	519.1	19.0
Other operating costs and expenses¹	61.8	55.1	12.2	154.7	136.2	13.6
TOTAL	442.4	465.8	(5.0)	1,326.4	1,345.1	(1.4)
[1] Considers losses on the de decommissioning of assets in the amount of R$ 40.3 million in 3Q 2025.

Excluding the effects of the PDV, PPD and PLR provisions, the personnel costs line fell by 16.0%, mainly reflecting lower remuneration, charges, and expenses related to pension and welfare plans, as a result of the reduction in the number of employees, mainly through the Voluntary Dismissal Program, as already mentioned, partially offset by the pro rata provision, between October and December, of the 2024 Collective Bargaining Agreement, with a 4.09% salary adjustment (INPC accumulated over 12 months until September 2024).

					R$ million
Personnel costs	3Q25	3Q24	∆%	9M25	9M24	∆%
Staff and administrators	115.8	166.3	(30.4)	400	514.6	(22.3)
(-/+) Profit sharing, PPD and ILP	(14.8)	(32.7)	(54.7)	(72.1)	(106.4)	(32.2)
(-/+) Provision/Reversal of POS indemnity	—	(13.3)	—	(12.2)	(13.3)	(8.3)
TOTAL	101.0	120.3	(16.0)	316	395	(20.0)

In 3Q25, the following also stand out:

•	an increase of R$ 26.8 million in depreciation and amortization, due to the larger asset base resulting from the investment program carried out in the last 12 months;
•	a R$ 76.9 million reduction in financial results, mainly due to increased monetary variation and debt charges, as a result of funding raised until 2025, the main index for Copel's debts, offset by increased income from financial investments and interest on taxes to be offset; and
•	the decrease of R$ 19.9 million in income tax and social contribution, mainly due to lower financial results and higher depreciation, which reduced the tax base.

Copel DisCo's recurring net income in 3Q25 was R$ 201.0 million (16.7% lower than in 3Q24), impacted mainly by increased depreciation and amortization and lower financial income, as highlighted above.

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Below are DisCo's main indicators:

						R$ million
Main Indicators	3Q25	3Q24	∆%	9M25	9M24	∆%
Net Operating Revenue (R$ million)	5,125.2	4,352.4	17.8	13,986.1	12,556.1	11.4
Operating Costs and Expenses (R$ million)	(4,616.8)	(3,893.8)	18.6	(12,532.4)	(11,163.7)	12.3
Operating Result (R$ million)	328.4	355.5	(7.6)	824.2	974.6	(15.4)
Net Profit (R$ million)	225.3	243.8	(7.6)	610.7	693.6	(12.0)
Recurring net profit (R$ million)	201.0	241.3	(16.7)	525.5	640.6	(18.0)
Ebitda (R$ million)	687.8	611.1	12.6	1,973.6	1,826.3	8.1
Recurrent Ebitda (R$ million)	650.9	607.3	7.2	1,913.1	1,790.2	6.9
Operating Margin	6.5%	8.2%	(20.7)	5.9%	7.8%	(24.4)
Net Margin	4.4%	5.6%	(21.4)	4.4%	5.5%	(20.0)
Ebitda margin	13.4%	14.0%	(4.3)	14.1%	14.5%	(2.8)
Adjusted Ebitda margin without NRV	12.8%	14.0%	(8.6)	13.7%	14.3%	(4.2)
Investment Program (R$ million)	840.0	509.6	64.8	2,317.7	1,653.8	40.1

4.2     Operational Performance

4.2.1 Grid Market (TUSD)

In the third quarter of 2025, electricity consumption in DisCo grid market grew 1.7% compared to the same period last year. This increase is mainly due to lower temperatures, which boosted residential consumption for heating, and greater economic activity, which favored the performance of the commercial and industrial segments in the area served by Copel. The billed grid market, which deducts part of the energy compensated by Mini and Micro Distributed Generation (MMGD), also increased by 1.7%.

4.2.2 Captive Market

The captive market saw a 5.6% decrease in electricity consumption in 3Q25 compared to the same period last year and a 6.0% drop in the year to date. The captive market billed, which considers MMGD's offset energy, fell by 6.3% in Q3 2025 and 2.3% in the year to date. This decline is mainly explained by the advance of MMGD, except for energy from Distributed Generation (DG) II and III modalities, which is compensated, and by the migration of consumers to the Free Contracting Environment (ACL), which has been directly impacting demand in the captive market.

4.2.3 Operational data

DisCo has a concession valid until July 7, 2045, whose service quality criteria (Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit - FEC) are defined by ANEEL.

Despite the severe weather events in the state of Paraná in recent months, the company has acted in a timely manner to re-establish the power supply and prevent vegetation on the grid, which has contributed to maintaining the quality-of-service indices within the regulatory limits.

For DEC, the result for the last 12 months in September 2025 was 7.46 hours, while for FEC, the result for the same period was 4.90 interruptions, both within the established regulatory limit.

Losses - Distribution losses can be defined as the difference between the electricity acquired by distributors and that billed to their consumers and are segmented as Technical and Non-Technical. Technical losses are inherent to the activity of electricity distribution and non-technical losses are mainly due to theft (clandestine connection, direct detour from the grid), fraud (meter tampering or detour), and reading, measuring or billing errors. At the end of September 2025, Technical Losses for the last 12 months were 2,299 GWh, compared to 2,260 GWh for the same period last year, and Non-Technical Losses were 630 GWh, compared to 830 GWh for the same period last year. Total losses over the last 12 months amounted to 2,895 GWh.

GWh - 12 Months	Sep-21	Sep-22	Sep-23	Sep-24	Sep-25
Injected Energy	34,374	35,216	35,781	39,056	39,610
Distribution Losses	2,651	2,651	2,743	3,090	2,895
Technical Losses	1,989	2,038	2,070	2,260	2,292
Non-Technical Losses	662	614	673	830	603
* As established by the result of CP 09/2024 (DSP No. 1,220/2025)

Non-technical losses, calculated as the difference between total losses and technical losses, are largely associated with the concessionaire's management and the socio-economic characteristics of the concession areas. To this end, Copel maintains a Program to Combat Non-Technical Losses, through the following actions, among others:

•	use of smart meter alarms to improve the performance of selected targets;
•	improving actions to combat irregular procedures, improving the performance of targeted inspections;

13

•	investments aimed at providing and/or acquiring inspection equipment;
•	preparation and execution of specific training and refresher courses related to commercial losses;
•	carrying out inspections on both medium and low voltage;
•	educational notices in the press and messages on electricity bills;
•	joint operations with the Police and the Public Prosecutor's Office;
•	the opening of police investigation in regions where a significant number of irregular procedures have been found.

The tariff transfer of efficient levels of losses is provided for in the concession contracts and these losses are included in energy purchase costs up to the regulatory limit stipulated by Aneel. DisCo has remained within the regulatory limits in recent tariff processes and in September 2025, total losses were 0.84% below the regulatory limit, influenced by the revision of targets resulting from the effects of CP 09/24.

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5. Copel Comercialização (TradeCo)

5.1     Economic and Financial Performance

Copel’s TradeCo reported negative recurring EBITDA of R$ 6.8 million in 3Q25, a significant drop from R$ 3.3 million in 3Q24, mainly reflecting the reduction in the sales margin of approximately R$ 7.3 million, due in particular to legacy contracts of sale of energy from intermittent sources, as well as the increase in manageable costs, as shown below.

The main adjustment in the quarter was the fair value of energy purchase and sale contracts (mark-to-market), calculated as the difference between the contracted price and the future market price estimated by the Company, which was negative at R$ 42.9 million in 3Q25 compared to a positive R$ 17.9 million in 3Q24, mainly influenced by the increase in the SE-NE (Southeast - Northeast) submarket spread in mark-to-market for the period, added to the change in the profile of the base contracts, the reduction in the long-term NTN-B discount rate, and the reduction in the Northeast submarket spread.

					R$ million
Recurring Ebitda	3Q25	3Q24	∆%	9M25	9M24	∆%

Ebitda	(49.7)	21.0	(337.3)	57.7	42.6	35.4
(-/+) Provision/Reversal of Voluntary Dismissal Program (PDV)	—	0.2	—	—		—
(-/+) Fair value on the purchase and sale of energy	42.9	(17.9)	(340)	(25.0)	26.0	(196.0)
Recurring Ebitda	(6.8)	3.3	(307,8)	32.7	68.6	(52.3)

Manageable costs, excluding non-recurring items, provisions, and reversals, increased by 39.1% in 3Q25, mainly influenced by an increase of approximately R$ 1.9 million in Personnel and Management expenses, due to the ongoing restructuring process of the trading company, in addition to R$ 1.8 million in Other Operating Costs and Expenses, due to costs with compulsory association contributions, renewable energy certification, and software rental, partially offset by a 60.8% reduction in third-party service costs compared to the same period in 2024, mainly due to the termination of software development contracts.

					R$ thousand
Recurring Manageable Costs*	3Q25	3Q24	∆%	9M25	9M24	∆%

Staff and management	5,504.0	3,423.0	60.8	14,336.0	10,983.0	30,5
Social security and assistance plans	429.0	429.0	—	1,302.0	1,321.0	(1.6)
Material	113.0	14.0	720.7	221.0	48.0	360.3
Third-party services	724.0	1,847.0	(60.8)	2,730.0	4,253.0	(35.8)
Other costs and expenses operating	2,738.0	953.0	187.3	6,530.0	3,516.0	85.6
TOTAL	9,508.0	6,665.0	42.7	25,119	20,121	24.8
*Excludes effects of non-recurring item Personnel - Reversal/provision Voluntary Dismissal Program

Personal accounts and administrators, excluding the effects of PDV, PLR, and PPD, recorded a 42.1% increase in 3Q25, mainly due to the aforementioned restructuring process of the marketing company.

					R$ thousand
Recurring Personnel Costs	3Q25	3Q24	∆%	9M25	9M24	∆%
Staff and administrators	5,504	3,591	53.3	14,340	11,152	28.6
(-/+) Profit sharing PLR, PPD and ILP	(1,770.0)	(797.0)	122.0	(3,952.0)	(2,074.0)	90.6
TOTAL	3,734	2,625	42.2	10,384	8,910	16.5

TradeCo reported a recurring net loss of R$ 43.0 million in Q3 2025, compared to a net profit of R$ 14.5 million in Q3 2024, mainly due to: (i) the operating performance already reported; (ii) a R$ 1.4 million decline in financial results (a 14.0% reduction compared to 3Q24), mainly due to lower income from financial investments.

For the year to date, the recurring net loss was R$ 17.8 million, 133.7% lower than in the same period of 2024, also due to the lower sales margin (-200%).

						R$ million
Main Indicators	3Q25	3Q24	∆%	9M25	9M24	∆%
Net Operating Revenue (R$ million)	1,122.4	901.4	24.5	3,209.8	2,590.4	23.9
Operating Costs and Expenses (R$ million)	(1,172.6)	(880.9)	33.1	(3,153.6)	(2,549.1)	23.7
Operating Result (R$ million)	(41.0)	31.1	(231.8)	85.1	71.2	19.5
Net Profit (R$ million)	(27.0)	20.5	(232.1)	56.0	47.2	18.5
Recurring Net Profit (R$ million)	(43.0)	14.5	(396.2)	(17.8)	52.7	(133.7)
Ebitda (R$ million)	(49.7)	21.0	(337.3)	54.9	42.6	28.9
Recurrent Ebitda (R$ million)	(6.8)	3.1	(321.3)	29.9	68.6	(56.4)
Operating Margin	—	—	—	—	—	(3.6)
Net Margin	—	—	—	—	—	(4.4)
Ebitda Margin	—	—	—	—	—	4.0
Investment Program (R$ million)	0.1	0.1	—	0.6	0.4	50.0

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5.2     Operational Performance

In 3Q25, energy sales grew 25.0% compared to the same period in 2024, mainly due to the effect of increased sales to traders in bilateral contracts (+38.1%). The following chart shows the evolution of the Company in terms of GWh sold, demonstrating growth of 14.8% over the last four years.

Following the company's commercial strategy guidelines, sales in 3Q25 for the five-year horizon increased by 96.2% compared to the previous quarter, a period in which there was a jump from 219.9 to 431.4 MWm. For the 2025-2029 period, there was a 19.7% decrease, mainly due to a reduction in energy sales to free consumers.

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6. ESG performance

6.1     ESG in Copel’s Strategy

Copel incorporates ESG (Environmental, Social, and Governance) principles into its corporate strategy, basing its actions on material issues identified through stakeholder consultation and within the guidelines established by its Sustainability Policy. Integrity is a cross-cutting value that guides all of the company's practices, reinforcing its commitment to ethics, transparency, and compliance. This approach is complemented by voluntary commitments aligned with the Global Compact Principles and the UN Sustainable Development Goals (2030 Agenda).

Priority SDGs by Copel

Copel’s ESG strategy aims to promote a broad and systemic sustainability culture. Rooted in stakeholder engagement, material topics guide programs and initiatives that generate shared value, minimize risks, and enhance opportunities.

On the environmental front, decarbonization, climate adaptation and resilience, biodiversity, and eco-efficiency are key drivers of projects and initiatives—such as the carbon neutrality plan, under which the company commits to achieving carbon neutrality for its direct emissions by 2030. Copel invests in 100% renewable energy, researches alternative sources, and reduces greenhouse gas emissions, reinforcing its commitment to combating climate change.

In the social dimension, the “people” pillar is central, with a focus on employee health and safety, human rights, and diversity. Copel promotes a healthy work environment, with a goal of zero fatal accidents, acting fairly and inclusively with employees and stakeholders, while also strengthening community engagement.

In terms of governance, Copel adopts a structured and transparent approach, highlighted by its Integrity Program, which is based on the Code of Conduct and aligned with the principles of the UN Global Compact. The program develops actions aimed at risk prevention, fostering an ethical culture, and ensuring continuous employee engagement. The company also maintains robust risk management and internal controls, ensuring compliance with laws and regulations and strengthening governance at all organizational levels.

Copel’s ESG performance is continuously monitored through indicators and external assessments, such as the B3 Corporate Sustainability Index (ISE B3), S&P Global’s CSA, and CDP.

In this way, Copel integrates ESG into its corporate strategy in a cross-cutting manner, committed to sustainable development, value creation for society, and the strengthening of corporate governance.

6.2     Recent highlights

•	Copel mediates panel at Brazil's largest event on GHG emissions: In August 2025, Copel was invited to mediate a panel at Brazil's largest event on climate change, promoted by the GHG Protocol program, which released the results of the 2024/25 corporate GHG emissions inventories. The invitation recognizes the company's track record in sustainable actions, such as the Carbon Neutrality Plan by 2030. As the founder of the GHG Protocol in Brazil, Copel reaffirms its prominent role in energy transition and sustainability.
•	Volunteering and Recognition: In celebration of National Volunteering Day (August 28), the Tricopel project, which operates under the umbrella of the EletriCidadania corporate program, was featured in an article produced by the UB Play newspaper (affiliated with TV Cultura). The program allows employees to dedicate up to 8 hours of their workday every two months to social and environmental actions of interest to the community.
•	Launch of the New Supplier Code of Conduct: Copel launched its Supplier Code of Conduct, a document that establishes clear guidelines for the operations of its suppliers. The Code focuses on ethics, sustainability, and corporate responsibility, presenting guidelines on topics such as integrity, social and environmental responsibility, risk prevention, and respect for human rights.
•	Pura Energia Partner Award 2025: On August 27, Copel held a ceremony to recognize the winners of the Pura Energia Partner Award 2025. This event, which falls under the Governance and Social Responsibility pillar, recognizes partners for their actions in line with the Company's values and purposes. The initiative reinforces Copel's commitment to establishing ethical and sustainable partnerships.

17

6.3     Indicators

Regarding the scope 1 GHG indicator (tCO2), the data refers to direct greenhouse gas emissions from Copel's operations (fleet, soil change and fugitive emissions), calculated every six months. The 2025 data will be audited later by a third party.

Environmental Indicator	Carried
	2023	2024	Δ%	1Q25	2Q25	3Q25	Δ%
Renewable sources (% Installed capacity)	94.1	94.1	—	100.00	100.00	100.00	—
Renewable sources (% Energy generated)	99.9	99.97	0.1	100.00	100.00	100.00	—
GHG Emission scope 1 (tCO2)¹	81,690.3	17,318.0	(78.8)	—	4,937.7	—	—
GHG Emission scope 2 (tCO2)²	148,798.7	229.169,5	54.0	—	169,117.0	—	—
¹Scope 1 refers to direct emissions of greenhouse gases from Copel's operations (fleet, soil change and fugitive emissions), calculated every six months. The 2025 data will be verified later by a third party.
²Scope 2 refers to indirect greenhouse gas emissions from Copel's operations (consumption and loss of electricity) - GHG emissions are carried out every six months.

Social Indicator	Carried
	2023	2024	Δ%	1Q25	2Q25	3Q25	Δ%
Women at Copel (% Copel employees)	21.7	21.9	0.9	22.3	22.1	22.5	1.8
Women at Copel (% Contractors)	11.7	14.0	19.7	16.0	16.6	14.5	(12.7)
Frequency of occupational accidents - TF (% Company employees)	1.4	2.0	42.9	1.6	1.3	0.8	(38.5)
Frequency of occupational accidents - TF (% Contractors)	4.9	3.9	(20.4)	4.2	3.0	2.9	(3.3)
TFIFR: Frequency rate of occupational accidents with leave of absence. This rate (occurrences per one million hours/men) represents exposure to risk, number of contractors involved in accidents with leave of absence or fatalities in the period considered.
ABNT – NBR 14280: 2001

Governance Indicator	Carried
	2023	2024	Δ%	1Q25	2Q25	3Q25	Δ%
Women in leadership positions (%)	21.8	22.1	1.4	22.6	20.3	22.2	9.4
Women in the Board of Directors (%)	11.1	11.1	—	11.1	11.1	11.1	—
Independent Board Members (%)	88.8	88.8	—	88.8	88.8	88.8	—
Reports solved through the Whistleblowing Channel (%)	82.7	82.0	(0.8)	51.0	66.0	95.0	43.9
*The indicator considers the completion of investigations in the period analyzed/year, the Company analyzes 100% of the complaints received.

6.4     Ratings, Rankings and Indexes

Index
Ranking	82.47% Ranking 19th	CSA Score 70	B	Yes	Medium Risk	AA
Reference Year	2025	2024	2024	2024	2023	2025

18

7. Other highlights from the period

7. Other highlights from the period

Migration to the [B]³'s Novo Mercado segment

On August 22, 2025, the Extraordinary General Meeting (EGM) approved the unification of shares and admission to the [B]³'s Novo Mercado, subject to: (a) obtaining the consent of creditors whose respective financial instruments provide for early maturity of the debts of the Company or its subsidiaries as a result of the approval of the matters of the EGM (“Waivers”); (b) convening a special meeting of preferred shareholders; and (c) submitting the request for Migration to the Novo Mercado to B3, with the effective admission of the Company's shares to trading on the Novo Mercado.

Of the conditions established, the following have already been met: (i) obtaining the waivers on November 4, 2025, and (ii) approval by B3 of the request for migration to the Novo Mercado, conditional on the disclosure of documentation dealing with the operationalization of the conversion of the company's preferred shares on November 5, 2025.

We highlight that on November 10, 2025, the mandatory conversion of all class B preferred shares (PNB) into class A preferred shares (PNA) was carried out.

The migration will only take effect after approval at the Special Meeting of Preferred Shareholders (AGESP), scheduled for November 17, 2025, to ratify the conversion of preferred shares into common shares.

For more information on this matter, please refer to Material Facts 08/25, 09/25, and 12/25.

Copel recognized as Latin America's Most Honored Company in international ranking

On August 26, 2025, the Company was named Latin America's Most Honored Company, ranking second in the Electric and Other Utilities sector in the annual Latin America Executive Team survey conducted by Extel, a global leader in performance evaluations for the capital markets. For the second consecutive year, Copel is in the top 3 in the sector, with its leadership and programs serving as outstanding references: Board of Directors, CEO, CFO, Head and IR team, ESG, and Investor Day programs. The distinction highlights Copel's commitment to value creation, governance, and stakeholders.

Copel is the largest company in Paraná and the fifth largest in the South

On September 17, the ranking of the 500 largest companies in the South – Grandes & Líderes 2025 (Great & Leaders 2025) was released by Grupo Amanhã and PricewaterhouseCoopers (PwC) Brazil, consolidating Copel as the largest company in Paraná and the fifth largest in the South Region. This recognition highlights Copel's commitment to investments that generate greater reliability and availability of energy throughout the state. Since 2019, Copel has led the ranking of the 100 largest companies in Paraná and is among the five largest in the South.

Paraná Trifásico receives national recognition from the MME

The 1st Brazilian Mining and Energy Congress (CBME 2025), in preparation for CP30, took place on September 22 and 23, 2025. Paraná Trifásico, the largest rural electricity grid modernization program in Brazil, was highlighted in the area of rural electricity distribution infrastructure. This recognition demonstrates Copel's commitment to investing in a more powerful and stable power grid. By the end of this year, more than 25,000 km of three-phase networks will have been implemented throughout the state.

Copel wins award for best Energy Transmission Company in Brazil

On October 1, 2025, the Company was voted the best energy transmission company in Brazil at the 1st ONS Quality in Operation Awards, organized by the National Electric System Operator (ONS). The award recognizes the concessionaires that achieved the best performance percentages in 2024 in terms of the availability of equipment in the power transmission network that makes up the National Interconnected System (SIN).

This recognition highlights Copel's commitment to maintaining high availability rates for power transmission equipment through investment in technology for the execution of improvement and reinforcement works on its facilities.

Copel Innovation Challenge 2025 awards winning groups

On October 14, 2025, Copel announced the winners of the Copel Innovation Challenge 2025. The highlights were: a platform for reverse auctioning ICMS credits, an AI-based solution to reduce unproductive services by Copel DIS field teams, and a predictive system using AI and smart grid data to forecast failures in electrical assets. The challenge is part of Copel Beyond, a movement that has been driving the Company's digital and cultural transformation.

Closing of the Divestment in the Baixo Iguaçu Hydroelectric Plant

On October 22, 2025, the Company completed the divestment of the Baixo Iguaçu Hydroelectric Plant, whose equity value totaled R$ 1,683.3 million, after fulfilling all conditions precedent and obtaining approvals from the competent authorities. The divestment highlights Copel's agility and efficiency in recycling assets and minority interests. For more information, see Material Fact 10/25.

Copel receives award for accounting quality and transparency

On October 24, 2025, the Company received the 2024 Transparency Trophy for the ninth time, awarded by the National Association of Finance, Administration, and Accounting Executives (ANEFAC) in recognition of its financial and accounting balance sheet..

Divestment in Distributed Generation

On October 30, 2025, the Company formalized with Thopen Energia the divestment of four photovoltaic solar plants with 22 MWp in operation. The transaction, valued at R$ 78 million, encompasses Distributed Generation (DG) assets and reinforces its commitment to continuously optimize its portfolio with sustainable value creation.

19

Disclaimer

Information contained in this document may include forward-looking statements and reflects management's current perception and outlook on the evolution of the macroeconomic environment, industry conditions, the Company's performance and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this document that do not describe historical facts, such as information regarding the declaration of payment of dividends, the future direction of operations, the implementation of relevant operational and financial strategies, the investment program, factors or trends affecting the financial condition, liquidity or results of operations are forward-looking statements of significance under the U.S. Private Securities Litigation Reform Act of 1995 and involve various risks and uncertainties. There can be no assurance that such results will occur. The statements are based on various factors and expectations, including economic and market conditions, industry competitiveness and operational factors. Any changes in such expectations and factors could cause actual results to differ materially from current expectations.

Investor Relations

ri@copel.com

Phone: (41) 3331-4011

20

List of Exhibits

RESULTS

3T25

COPEL
Pura Energia

LIST OF EXHIBITS

EXHIBITS I
CONSOLIDATED RESULTS
- INCOME STATEMENTS
- BALANCE SHEET
- CASH FLOW
- EBTIDA AND FINANCIAL RESULT
- EQUITY IN EARNINGS OF SUBSIDIARIES
- SHARE CAPITAL

EXHIBITS II
RESULT BY SUBSIDIARY
- COPEL GET INCOME STATEMENT
- COPEL DIS INCOME STATEMENT
- COPEL DIS REVENUE
- COPEL COM INCOME STATEMENT
- INCOME STATEMENT BY COMPANY QUARTER
- ASSET BY COMPANY
- LIABILITIES BY COMPANY

EXHIBITS III
ENERGY MARKET
- DIS AND TOTAL MARKET
- ENERGY FLOW
- ENERGY FLOW (2)
- TARIFFS
- ELECTRICITY PURCHASED AND CHARGES
- ENERGY BALANCE
- WIND POWER PRICE

EXHIBITS IV
OPERATIONAL DATA
- INDICATORS SUMMARY
- GENERATION
- GENERATIONS INTEREST
- TRANSMISSION
- DISTRIBUTION

EXHIBIT I - CONSOLIDATED RESULTS > INCOME STATEMENT

						R$ '000
Income Statement	3Q25	3Q24	Δ%	9M25	9M24	Δ%

OPERATING REVENUES	6,811,177	5,735,608	18.8	18,928,417	16,631,872	13.8
Electricity sales to final customers	1,878,258	1,970,334	-4.7	5,982,373	6,255,268	-4.4
Electricity sales to distributors	1,241,556	834657	48.8	3,357,229	2,301,493	45.9
Use of the main distribution and transmission grid	1,752,729	1,660,092	5.6	5,212,408	5,133,304	1.5
Construction revenue	952,822	661,016	44.1	2,435,282	1,908,985	27.6
Fair value of assets from the indemnity for the concession	36,909	17,190	114.7	72,651	49,467	46.9
Result of Sectorial financial assets and liabilities	845,437	420,709	101.0	1,408,164	566,185	148.7
Other operating revenues	103,466	171,610	-39.7	460,310	417,170	10.3
OPERATING COSTS AND EXPENSES	-5,866,333	-4,640,519	26.4	-15,545,166	-13,715,653	13.3
Electricity purchased for resale	-3,083,439	-2,327,982	32.5	-7,899,201	-6,314,383	25.1
Charge of the main distribution and transmission grid	-687,026	-714,064	-3.8	-2,080,127	-2,222,422	-6.4
Personnel and management	-212,592	-278,929	-23.8	-704,166	-857,625	-17.9
Pension and healthcare plans	-57,932	-63,291	-8.5	-176,884	-198,988	-11.1
Materials and supplies	-19,122	-22,093	-13.4	-64,036	-62,236	2.9
Materials and supplies for power eletricity	—	—	—	—	-936	—
Third-party services	-287,408	-274,613	4.7	-848,418	-772,679	9.8
Depreciation and amortization	-376,524	-368,414	2.2	-1,092,755	-1,089,197	0.3
Provisions and reversals	-85,565	-68,379	25.1	-240,010	-227,955	5.3
Construction cost	-950,376	-658,392	44.3	-2,426,558	-1,902,041	27.6
Other cost and expenses	-106,349	135,638	-178.4	-13,011	-67,191	-80.6
EQUITY IN EARNINGS OF SUBSIDIARIES	37,329	63,210	-40.9	202,001	225,398	-10.4
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	982,173	1,158,299	-15.2	3,585,252	3,141,617	14.1
FINANCIAL RESULTS	-442,561	-222,378	99.0	-1,290,947	-780,237	65.5
Financial income	352,570	331,192	6.5	1,025,522	857,229	19.6
Financial expenses	-795,131	-553,570	43.6	-2,316,469	-1,637,466	41.5
OPERATIONAL EXPENSES/ INCOME	539,612	935,921	-42.3	2,294,305	2,361,380	-2.8
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	-175,437	-198,541	-11.6	-691,899	-628,745	10.0
Income tax and social contribution on profit	-72,813	-65,713	10.8	-225,118	-208,150	8.2
Deferred income tax and social contribution on profit	-102,624	-132,828	-22.7	-466,781	-420,595	11.0
NET INCOME continuing operations	364,175	737,380	-50.6	1,602,406	1,732,635	-7.5
NET INCOME discontinued operations	18,898	479,709	-96.1	18,898	491,571	-96.2
NET INCOME	383,073	1,217,089	-68.5	1,621,304	2,224,206	-27.1
Attributed to the controlling company's shareholders - continuing operations	365,324	744,556	-50.9	1,602,972	1,759,435	-8.9
Attributed to the controlling company's shareholders - discontinued operations	18,898	475,104	—	18,898	463,690	-95.9
Attributed to non-controlling shareholders - continuing operations	-1,149	-7,142	-83.9	-566	-15,458	-96.3
Attributed to non-controlling shareholders - discontinued operations	—	4,571	—	—	16,539	-100.0
EBITDA continued operations	1,358,697	1,526,713	-11.0	4,678,007	4,230,814	10.6

22

EXHIBIT I - CONSOLIDATED RESULTS > BALANCE SHEET

R$ '000				R$ '000
Assets	Sep-25	Dec-24	Δ%	Liabilities	Sep-25	Dec-24	Δ%
CURRENT	13,140,211	13,041,808	0.8	CURRENT	9,161,089	10,342,380	(11.4)
Cash and cash equivalents	3,815,007	4,161,939	(8.3)	Payroll, social charges and accruals	266,081	411,102	(35.3)
Bonds and securities	155,621	623	24,879.3	Suppliers	3,008,055	2,324,423	29.4
Collaterals and escrow accounts	9	9	—	Income tax and social contribution payable	58,969	83,482	(29.4)
Customers	4,280,345	3,962,702	8.0	Other taxes due	327,463	302,345	8.3
Dividends receivable	80,520	82,278	(2.1)	Loans and financing	214,337	1,231,205	(82.6)
Sectorial financial assets	101,272.0	—	—	Debentures	1,943,347	2,025,110	(4.0)
Account receivable related to concession	12,454	10,609	17.4	Minimum compulsory dividend payable	4,869	3,878	25.6
Contract Assets	406,223	283,896	43.1	Post employment benefits	112,988	95,383	18.5
Fair value in energy purchase and sale operations	257,470	217,350	18.5	Customer charges due	100,913	44,825	125.1
Other current receivables	1,058,206	949,674	11.4	Research and development and energy efficiency	100,650	179,149	(43.8)
Inventories	164,913	136,324	21.0	Accounts Payable related to concession	142,527	113,092	26.0
Income tax and social contribution	361,936	296,128	22.2	Net sectorial financial liabilities	1,343,870	935,322	43.7
Other current recoverable taxes	576,238	994,618	(42.1)	Lease liability	61,491	57,502	6.9
Prepaid expenses	58,203	63,211	(7.9)	Fair value in energy purchase and sale operations	259,232	214,955	20.6
Related parties	—	621	(100.0)	Other accounts payable	987,947	1,199,195	(17.6)
Assets held for sale	1,811,794	1,881,826	(3.7)	Provision for allocation of Pis and Cofins credits	59,640	580,000	—
NON-CURRENT	48,908,206	44,342,348	10.3	Liabilities associated with assets held for sale	168,710	541,412	(68.8)
Long Term Assets	19,347,248	15,315,121	26.3	NON-CURRENT	26,939,661	21,404,841	25.9
Bonds and securities	688,675	529,085	30.2	Social and labor obligations	2,169	457	374.6
Other temporary investments	31,327	30,603	2.4	Suppliers	130,938	142,380	(8.0)
Customers	143,422	116,180	23.4	Deferred income tax and social contribution	2,053,413	1,895,459	8.3
Judicial deposits	373,897	394,364	(5.2)	Other taxes due	253,381	291,195	(13.0)
Sectoral financial assets	303,816	—	—	Loans and financing	3,196,297	3,387,589	(5.6)
Account receivable related to concession	4,051,462	3,497,351	15.8	Debentures	15,574,106	10,602,255	46.9
Contract Assets	10,296,319	6,927,010	48.6	Post employment benefits	1,068,935	1,063,326	0.5
Fair value in energy purchase and sale operations	561,453	479,938	17.0	Research and development and energy efficiency	285,639	241,294	18.4
Other non-current receivables	745,396	681,846	9.3	Accounts Payable related to concession	973,291	992,252	(1.9)
Income tax and social contribution	103,115	164,043	(37.1)	Net sectorial financial liabilities	—	142,488	—
Deferred income tax and social contribution	880,813	1,174,175	(25.0)	Lease liability	245,884	271,004	(9.3)
Other non-current recoverable taxes	1,167,468	1,320,526	(11.6)	Fair value in energy purchase and sale operations	223,222	170,837	30.7
Advance expenses	85	—	—	Other accounts payable	249,142	247,021	0.9
Investments	2,926,176	3,577,937	(18.2)	Provision for allocation of Pis and Cofins credits	709,120	1,000,588	(29.1)
Property, plant and equipment, net	8,229,048	8,516,697	(3.4)	Provisions for litigation	1,974,124	956,696	106.3
Intangible assets	18,128,024	16,623,610	9.0	EQUITY	25,947,667	25,636,935	1.2
Right to use an asset	277,710	308,983	(10.1)	Attributed to controlling shareholders	25,986,034	25,674,718	1.2
TOTAL	62,048,417	57,384,156	8.1	Share capital	12,821,758	12,821,758	—
				Capital reserves	12,116	5,595	116.6
				Equity valuation adjustments	482,585	517,408	(6.7)
				Treasury shares	(117,194)	(50,044)	134.2
				Legal reserves	1,766,110	1,766,110	—
				Tax incentive reserve	4,009	—	—
				Retained earnings	9,363,687	9,363,866	—
				Proposed additional dividend	—	1,250,025	(100.0)
				Accrued earnings	1,652,963	—	—
				Attributable to non-controlling interest	(38,367)	(37,783)	1.5
				TOTAL	62,048,417	57,384,156	8.1

23

EXHIBIT I - CONSOLIDATED RESULTS > CASH FLOW

CASH FLOWS FROM OPERATIONAL ACTIVITIES
		R$'000
	09/30/25	09/30/24

Net income from continuing operations	1,602.406	1,732.635
Adjustments to reconcile net income for the period with cash generation from operating activities:	3,241.563	3,799.845
Unrealized monetary and exchange variation and debt charges - net	2,045,940	1,511,124
Interest - bonus from the grant of concession agreements under the quota system	-94,742	-88,600
Remuneration of transmission concession contracts	-563,403	-597,298
Income tax and social contribution	225,118	208,150
Deferred income tax and social contribution	466,781	420,595
Equity in earnings of investees	-202,001	-225,398
Appropriation of post-employment benefits obligations	172,717	192,662
Creation for research and development and energy efficiency programs	148,920	132,771
Recognition of fair value of assets from the indemnity for the concession	-72,651	-49,467
Sectorial financial assets and liabilities result	-1,551,696	-623,896
Depreciation and amortization	1,092,755	1,089,197
Provision from the voluntary dismissal program	20,979	18,388
Long-term incentives	10,416	976
Net operating estimated losses, provisions and reversals	240,010	227,955
Realization of added value in business combinations	-1,348	-539
Fair value in energy purchase and sale operations	-24,973	26,009
Fair value adjustment of debt instruments and hedges (swaps)	16,779	—
Loss on disposal of accounts receivable related to concession	2,093	3,193
Loss on disposal of contract assets	7,289	11,963
Loss on disposal of property, plant and equipment	4,551	16,084
Loss on disposal of intangible assets	75,985	62,406
Result of write-offs of use rights of assets and liabilities of leases - net	—	-4,631
Assets disposal results	-356,278	-264,434
Others	-24,084	—

Decrease (increase) in assets	700.833	674.876
Trade accounts receivable	353,483	583,818
Dividends and interest on own capital received	164,241	158,889
Judicial deposits	46,386	6,133
Sectorial financial assets	502,571	124,699
Other receivables	-78,927	-39,671
Inventories	-28,589	27,493
Income tax and social contribution recoverable	-178,513	-162,094
Other taxes recoverable	-85,411	-33,493
Prepaid expenses	4,971	8,517
Related parties	621	585

Increase (decrease) in liabilities	162,968	-507,704
Payroll, social charges and accruals	-49,089	-334,900
Related parties	—	—
Suppliers	398,007	110,944
Other taxes	827,585	654,962
Post-employment benefits	-149,503	-164,689
Sectorial charges due	56,088	7,188
Research and development and energy efficiency	-199,080	-235,389
Payable related to the concession	-84,955	-82,483
Other accounts payable	-373,593	-191,986
Provisions for legal claims	-262,492	-271,351

CASH GENERATED BY OPERATING ACTIVITIES	4,105.364	3,967.017

Income tax and social contribution paid	-249,631	-257,299
Loans and financing - interest due and paid	-359,006	-386,404
Debentures - interest due and paid	-963,399	-658,810
Charges for lease liabilities paid	-24,081	-23,957
Charges on loans granted/obtained from related parties		—

NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	2,509,247	2,640,547
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	3,620
NET CASH GENERATED FROM OPERATING ACTIVITIES	2,509,247	2,644,167

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	-88,352	-39,727
Loans and financing granted to related parties	—	—
Receipt of loans and financing granted to related parties	—	—
Additions to contract assets	-2,210.701	-1,652.051
Acquisitions of subsidiaries - effect on cash	-108,137	-82,954
Acquisitions in investments	—	10,357
Sale of investments	-26.319	-9,923
Additions in investments	294	37,129
Capital reduction of investees	—	—
Additions to property, plant and equipment	-190,433	—
Sale of property, plant and equipment	-1,060.804	—
Additions to intangible assets	914,795	2,066

NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	-2,769.657	-1,735.103
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	—	608.713
NET CASH USED FROM INVESTING ACTIVITIES	-2,769.657	-1,126.390

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of loans and financing	—	2,474
Issue of debentures	5,000,000	2,320,000
Transaction costs in the issuing of debentures	-66,366	-55,612
Payments of principal - loans and financing	-1,202,171	-196,430
Payments of principal - debentures	-2,448,147	-1,061,675
Amortization of principal of lease liabilities	-49,859	-54,364
Buyback of own shares	-70,040	—
Dividends and interest on own capital paid	-1,249,037	-586,257

NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	-85,620	368,136
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	-9,656
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES	-85.620	358.480

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	-346,030	1,876,257

Cash and cash equivalents at the beginning of the period	4,161,939	5,634,623
Cash and cash equivalents at the end of the period	3,815,007	7,580,218
Change in cash and cash equivalents from discontinued operations	902	-69,338

CHANGE IN CASH AND CASH EQUIVALENTS	-346,030	1,876,257

24

EXHIBIT I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND FINANCIAL RESULT

						R$'000
RECURRING EBITDA	3Q25	3Q24	Δ%	9M25	9M24	Δ%
EBITDA	1,359	1,527	-11.0	4,678	4,231	10.6
(-/+) Fair value in the purchase and sale of energy	43	-18	-339.7	-25	26	-196.2
(-/+) Provision (reversal) Incentive Dismissal Program	—	18	-100.0	21	18	14.1
(-/+) Assets disposal /swap	-35	-264	-86.6	-346	-264	30.7
(-/+) Ebitda from discontinued Op. Compagas and UEGA	—	20	-100.0	—	59	-100.0
(-/+) Equity Income	-37	-63	-41.0	-202	-225	-10.4
(-/+)NRV	-37	-17	114.5	-73	-50	46.9
(+/-)Difference in Revenue from Corporate/Regulatory Transfer (see item 3.1.1)	45	38	20.4	122	58	111.6
RECURRING EBITDA	1,337	1,240	7.8	4,176	3,852	8.4

						R$'000
	3Q25	3Q24	Δ%	9M25	9M24	Δ%
Financial Revenues	352,570	330,431	6.7	1,025,522	857,230	19.6
Income from investments held for trading	176,485	205,967	-14.3	520,551	537,453	-3.1
Late fees on electricity bills	83,284	85,594	-2.7	246,843	188,771	30.8
Interest on taxes to be compensated	37,409	40,253	-7.1	120,716	58,695	105.7
Monetary restatement and adjustment to present value of accounts payable related to concession	4,450	3	148,233.3	38,802	17,838	117.5
Income and monetary restatement of judicial deposits	11,099	10,467	6.0	32,926	26,725	23.2
Income from sectorial assets and liabilities	16,280	5,281	208.3	32,222	40,795	-21.0
Adjust the fair value of debentures	20,033	—	—	20,033	—	—
(-) Pis/Pasep and Cofins on revenues	-14,714	-13,772	6.8	-43,507	-34,963	24.4
Other financial revenues	18,244	-3,362	-642.7	56,936	21,916	159.8
Financial Expenses	-795,131	-553,570	43.6	-2,316,469	-1,637,466	41.5
Monetary variation, foreign exchange and debt service charges	-655,907	-419,198	56.5	-1,869,617	-1,251,890	49.3
Monetary variation and adjustment to present value of accounts payable related to concession	-33,792	-35,722	-5.4	-121,537	-107,907	12.6
Income from sectorial assets and liabilities (NE nº 8)	—	—	—	-77,774	-33,027	135.5
Monetary variation of litigation	-24,784	-39,642	-37.5	-57,080	-70,988	-19.6
Uptade of provision for allocation of Pis and Cofins credits	-6,852	-21,656	-68.4	-52,717	-26,385	99.8
Swap effect on debentures	-36,812	—	—	-36,812	—	—
Interest on lease liabilities	-8,055	-5,097	58.0	-25,009	-19,877	25.8
Interest on tax installments	-7,097	-6,647	6.8	-20,269	-21,110	-4.0
Interest on R&D and PEE	-6,600	-5,608	17.7	-18,209	-16,723	8.9
Pis/ Pasep and Cofins taxes over interest on equity	-10,175	—	—	-10,231	-27,812	-63.2
Other financial expenses	-5,057	-20,000	-74.7	-27,214	-61,747	-55.9
Financial income (expenses)	-442,561	-223,139	98.3	-1,290,947	-780,236	65.5

25

EXHIBIT I - CONSOLIDATED RESULTS > EQUITY IN EARNINGS OF SUBSIDIARIES AND INDICATORS

						R$'000
Variation in Equity in earnings of subsidiaries	3T25	3T24	Δ%	9M25	9M24	Δ%
Joint Ventures	30,157	57,344	(47.4)	183,786	211,365	(13.0)
Voltalia São Miguel do Gostoso I Participações S.A.	(283)	3,656	(107.7)	(4,384)	(1,189)	268.7
Caiuá Transmissora de Energia S.A.	3,128	2,700	15.9	12,333	9,113	35.3
Integração Maranhense Transmissora de Energia S.A.	4,903	4,600	6.6	16,422	14,364	14.3
Matrinchã Transmissora de Energia (TP NORTE) S.A.	24,234	18,007	34.6	72,894	65,354	11.5
Guaraciaba Transmissora de Energia (TP SUL) S.A.	9,455	12,664	(25.3)	31,753	35,199	(9.8)
Paranaíba Transmissora de Energia S.A.	7,645	6,096	25.4	24,751	21,490	15.2
Mata de Santa Genebra Transmissão S.A.	—	2,387	(100.0)	23,057	36,764	(37.3)
Cantareira Transmissora de Energia S.A.	(19,068)	7,181	(365.5)	6,552	30,138	(78.3)
Solar Paraná	143	53	169.8	408	132	209.1
Associates	7,172	5,866	22.3	18,215	14,033	29.8
Dona Francisca Energética S.A.	1,865	1,480	26.0	5,035	4,002	25.8
Foz do Chopim Energética Ltda.	5,307	4,386	21.0	13,180	10,033	31.4
Carbocampel S.A.	—	—	—	—	(2)	—
TOTAL	37,329	63,210	(40.9)	202,001	225,398	(10.4)

							R$'000
Main Indicators -Associates Sep-25					Dona Francisca		Foz do Chopim
Total assets					172,252		43,080
Shareholder’s equity¹					161,667		40,845
Net operating revenue					49,952		50,555
Net Income					21,866		36,845
Participation in the enterprise - %					23.03		35.77
Investment book value					37,232		14,610

							R$ mil
Main Indicators -Joint ventures Sep-25	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Cantareira
Total assets	228,486	351,435	631,606	3,350,123	1,713,159	2,023,603	1,821,827
Shareholder’s equity¹	228,246	259,145	417,415	2,366,505	1,151,609	1,173,194	804,184
Net operating revenue	—	27,041	41,493	187,894	105,088	171,935	50,951
Net Income	(9,576)	22,894	28,389	105,988	45,373	90,684	9,469
Participation in the enterprise - %	49.0	49.0	49.0	49.0	49.0	24.5	49.0
Investment book value	111,841	126,981	204,533	1,159,587	564,288	287,433	394,050
Note: Income from Transmitters according to adjustments for the application of CPC 47 / IFRS 15 in the Corporate Statements.

26

EXHIBIT I - CONSOLIDATED RESULTS > SHARE CAPITAL

Share Capital - As of September 30, 2025
									mil ações
Shareholders	ON	%	PNA	%	PNB	%	Especial*	TOTAL	%
State of Paraná	358,563	27.6%	—	—	116,081	6.9%	<1	474,644	15.9%
BNDESPAR	131,162	10.1%	—	—	524,646	31.2%	—	655,808	22.0%
Free Floating	801,852	61.7%	1,075	34.4%	1,030,306	61.4%	—	1,833,233	61.5%
B3	788,628	60.6%	1,075	34.4%	939,927	56.0%	—	1,729,630	58.0%
NYSE	13,016	1.0%	—	—	88,753	5.3%	—	101,769	3.4%
LATIBEX	208	— %	—	—	1,626	0.1%	—	1,834	0.1%
Other	2,946	0.2%	2,053	66	949	0.1%	—	5,948	0.2%
Treasury shares	5,825	0.4%	—	— %	7,353	0.4%	—	13,178	0.4%
TOTAL	1,300,348	100%	3,128	100%	1,679,335	100%	<1	2,982,811	100%
* State of Paraná has a special class preferred share with veto power as established in the Statute.

27

EXHIBIT II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)

						R$ '000
Income Statement	3Q25	3Q24	Δ%	9M25	9M24	Δ%
OPERATING REVENUES	1,252,299	1,096,920	14.2	3,653,229	3,311,337	10.3
Electricity sales to distributors	878,430	866,090	1.4	2,678,548	2,528,738	5.9
Use of the main transmission grid	316,159	204,312	54.7	781,932	708,172	10.4
Construction revenue	54,530	19,013	—	165,671	48,887	—
Other operating revenues	3,180	7,505	-57.6	27,078	25,540	6.0
OPERATING COSTS AND EXPENSES	-727,611	-430,080	69.2	-1,713,548	-1,693,164	1.2
Electricity purchased for resale	-179,725	-66,075	—	-290,395	-111,715	—
Charges of main distribution and transmission grid	-125,444	-143,403	-12.5	-386,559	-438,291	-11.8
Personnel and management	-65,370	-87,689	-25.5	-222,269	-278,444	-20.2
Pension and healthcare plans	-16,887	-19,172	-11.9	-52,369	-60,603	-13.6
Materials and supplies	-8,550	-6,030	41.8	-24,628	-14,557	69.2
Materials and supplies for power eletricity	—	—	—	—	-936	—
Third-party services	-58,239	-68,491	-15.0	-191,576	-202,014	-5.2
Depreciation and amortization	-186,411	-205,511	-9.3	-541,112	-625,566	-13.5
Provisions and reversals	-10,073	-16,480	-38.9	-16,842	-22,618	-25.5
Construction cost	-52,084	-16,390	—	-156,947	-41,944	—
Other cost and expenses	-24,828	199,161	—	169,149	103,524	63.4
EQUITY IN EARNINGS OF SUBSIDIARIES	35,603	58,021	-38.6	200,940	222,454	-9.7
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	560,291	724,861	-22.7	2,140,621	1,840,627	16.3
FINANCIAL RESULTS	-269,049	-133,918	—	-762,640	-447,250	70.5
Financial income	109,843	106,711	2.9	335,363	275,770	21.6
Financial expenses	-378,892	-240,629	57.5	-1,098,003	-723,020	51.9
OPERATIONAL EXPENSES/ INCOME	291,242	590,943	-50.7	1,377,981	1,393,377	-1.1
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	-60,816	-186,599	-67.4	-365,997	-317,381	15.3
Income tax and social contribution on profit	-69,124	-60,379	14.5	-199,814	-174,792	14.3
Deferred income tax and social contribution on profit	8,308	-126,220	—	-166,183	-142,589	16.5
NET INCOME continuing operations	230,426	404,344	-43.0	1,011,984	1,075,996	-5.9
NET INCOME discontinued operations	18,898.00	12,004	57.4	18,898.00	-18,377	—
NET INCOME	249,324	416,348	-40.1	1,030,882	1,057,619	-2.5
Attributed to shareholders of the parent company - continuing operations	230,426	404,344	-43.0	1,011,984	1,084,352	-6.7
Attributed to the controlling company's shareholders - discontinued operations	18,898	12,004	57.4	18,898	-11,586	—
Attributed to non-controlling shareholders	—	—	—	—	-15,147	—
EBITDA continuing operations	746,702	930,372	-19.7	2,681,733	2,466,193	8.7

28

EXHIBIT II- RESULT BY SUBSIDIARY > COPEL DIS

						R$ '000
Income Statement	3Q25	3Q24	Δ%	9M25	9M24	Δ%
OPERATING REVENUES	5,125,167	4,352,365	17.8	13,986,100	12,556,067	11.4
Electricity sales to final customers	1,463,734	1,482,084	-1.2	4,770,004	4,835,789	-1.4
Electricity sales to distributors	183,393	62,717	192.4	284,740	83,935	239.2
Use of the main distribution grid	1,556,804	1,568,245	-0.7	4,782,283	4,774,303	0.2
Construction revenue	898,292	642,002	39.9	2,269,611	1,860,097	22.0
Fair value of assets from the indemnity for the concession	36,909	17,190	114.7	72,651	49,467	46.9
Sectorial assets and liabilities result	845,436	420,709	101.0	1,408,163	566,185	148.7
Other operating revenues	140,598	159,418	-11.8	398,648	386,291	3.2
OPERATING COSTS AND EXPENSES	-4,616,770	-3,893,834	18.6	-12,532,390	-11,163,695	12.3
Electricity purchased for resale	-2,344,772	-1,910,333	22.7	-6,170,339	-5,222,496	18.1
Charges of main transmission grid	-678,247	-676,178	0.3	-2,024,457	-2,113,943	-4.2
Personnel and management	-115,838	-166,337	-30.4	-399,998	-514,552	-22.3
Pension and healthcare plans	-38,056	-41,217	-7.7	-115,521	-129,216	-10.6
Materials and supplies	-10,255	-15,409	-33.4	-38,275	-46,026	-16.8
Third-party services	-216,410	-187,818	15.2	-617,866	-519,102	19.0
Depreciation and amortization	-179,433	-152,595	17.6	-519,851	-433,938	19.8
Provisions and reversals	-73,628	-46,880	57.1	-221,736	-188,090	17.9
Construction cost	-898,292	-642,002	39.9	-2,269,611	-1,860,097	22.0
Other cost and expenses	-61,840	-55,064	12.3	-154,736	-136,235	13.6
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	508,397	458,531	10.9	1,453,710	1,392,372	4.4
FINANCIAL RESULTS	-179,976	-103,031	74.7	-569,070	-381,617	49.1
Financial income	194,454	162,905	19.4	519,387	367,811	41.2
Financial expenses	-374,430	-265,936	40.8	-1,088,457	-749,428	45.2
OPERATIONAL EXPENSES/ INCOME	328,421	355,500	-7.6	884,640	1,010,755	-12.5
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	-103,077	-111,695	-7.7	-273,909	-317,165	-13.6
Income tax and social contribution on profit	—	—	—	—	—	—
Deferred income tax and social contribution on profit	-103,077	-111,695	-7.7	-273,909	-317,165	-13.6
NET INCOME (LOSS)	225,344	243,805	-7.6	610,731	693,590	-11.9
EBITDA	687,830	611,127	12.6	1,973,561	1,826,310	8.1

29

EXHIBIT II- RESULT BY SUBSIDIARY > COPEL DIS

						R$'000
OPERATING REVENUE	3Q25	3Q24	Δ%	9M25	9M24	Δ%
Electricity sales to final customers	1,922,785	1,816,194	5.9	5,642,216.0	5,831,298.0	-3.2
Residential	998,892	866,777	15.2	2,894,590.0	2,736,461.0	5.8
Industrial	145,126	173,431	-16.3	410,976.0	527,212.0	-22.0
Commercial, service and other activities	432,224	416,827	3.7	1,297,038.0	1,371,374.0	-5.4
Rural	194,216	183,580	5.8	601,792.0	615,340.0	-2.2
Public Sector	70,992	63,484	11.8	211,974.0	212,449.0	-0.2
Street lightining	57,045	50,113	13.8	148,366.0	141,632.0	4.8
Public Service	24,290	61,982	-60.8	77,480.0	226,830.0	-65.8
Donations and subsidies	383,554	283,646	35.2	1,123,505.0	826,980.0	35.9
Electricity sales to distributors	190,495	65,329	191.6	295,980.0	88,072.0	236.1
Bilateral contracts	2,665	4,068	-34.5	7,796.0	16,471.0	-52.7
Electricity Trading Chamber - CCEE	187,830	61,261	206.6	288,184.0	71,601.0	302.5
Use of the main distribution grid	3,205,443	2,920,059	9.8	9,426,178.0	8,874,798.0	6.2
Residential	1,081,623	957,338	13.0	3,224,929.0	2,962,998.0	8.8
Industrial	343,882	338,325	1.6	984,752.0	965,024.0	2.0
Commercial, service and other activities	538,163	521,217	3.3	1,656,918.0	1,644,790.0	0.7
Rural	214,916	208,072	3.3	683,492.0	679,621.0	0.6
Public Sector	79,145	75,184	5.3	247,429.0	241,233.0	2.6
Street lightining	54,012	52,129	3.6	153,884.0	152,137.0	1.1
Public Service	35,356	57,505	-38.5	107,352.0	194,389.0	-44.8
Free Market	819,984	666,994	22.9	2,246,691.0	1,912,089.0	17.5
Dealers and generators	38,362	43,295	-11.4	120,731.0	122,517.0	-1.5
Construction Revenue	898,292	642,002	39.9	2,269,611.0	1,860,097.0	22.0
Fair value of assets from the indemnity for the concession	36,909	17,190	114.7	72,651.0	49,467.0	46.9
Sectorial assets and liabilities result	931,610	463,591	101.0	1,551,695.0	623,895.0	148.7
Other operating income	154,932	175,668	-11.8	439,287.0	425,665.0	3.2
Leases and rentals	143,565	162,847	-11.8	416,627.0	404,046.0	3.1
Income from the provision of services	1,723	1,942	-11.3	3,355.0	3,696.0	-9.2
Other income	9,644	10,879	-11.4	19,305.0	17,923.0	7.7
RECEITA OPERACIONAL BRUTA	7,724,020	6,383,679	21.0	20,821,123.0	18,580,272.0	12.1
(-) Tributos e deduções	-2,598,851	-2,031,314	27.9	-6,835,022.0	-6,024,205.0	13.5
(-) PIS/PASEP e COFINS	-540,173	-453,255	19.2	-1,460,826.0	-1,315,394.0	11.1
(-) ICMS	-851,647	-794,979	7.1	-2,554,192.0	-2,436,437.0	4.8
(-) Encargos Setoriais	-1,207,029	-783,080	54.1	-2,819,999.0	-2,272,374.0	24.1
(-) ISS	-2	—	—	-5.0	—	—
NET OPERATING REVENUES	5,125,169	4,352,365	17.8	13,986,101.0	12,556,067.0	11.4

30

EXHIBIT II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)

						R$ '000
Income Statement	3Q25	3Q24	Δ%	9M25	9M24	Δ%
OPERATING REVENUES	1,122,386	901,385	24.5	3,209,841.0	2,590,380.0	23.9
Electricity sales to final customers	414,694	488,576	-15.1	1,212,945.0	1,420,544.0	-14.6
Electricity sales to distributors	750,140	410,894	82.6	1,969,890.0	1,167,170.0	68.8
Other operating revenues	-42,448	1,915	—	27,006.0	2,666.0	913.1
OPERATING COSTS AND EXPENSES	-1,172,599	-880,878	33.1	-3,153,561.0	-2,549,093.0	23.7
Electricity purchased for resale	-1,162,277	-871,755	33.3	-3,125,498.0	-2,523,054.0	23.9
Personnel and management	-5,504	-3,591	53.3	-14,340.0	-11,152.0	28.6
Pension and healthcare plans	-429	-429	—	-1,302.0	-1,321.0	-1.4
Materials and supplies	-113	-14	720.7	-221.0	-48.0	360.3
Third-party services	-724	-1,847	-60.8	-2,730.0	-4,253.0	-35.8
Depreciation and amortization	-500	-443	12.9	-1,387.0	-1,313.0	5.7
Provisions and reversals	-314	-1,847	-83.0	-1,552.0	-4,436.0	-65.0
Other cost and expenses	-2,738	-953	187.3	-6,530.0	-3,516.0	85.7
EQUITY IN EARNINGS OF SUBSIDIARIES	—	—	0.0	0.0	0.0	0.0
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	-50,213	20,508	—	56,280.0	41,287.0	36.3
FINANCIAL RESULTS	9,190	10,626	-13.5	28,800.0	29,924.0	-3.8
Financial income	9,322	10,731	-13.1	29,213.0	30,166.0	-3.2
Financial expenses	-132	-105	25.8	-414.0	-242.0	71.0
OPERATIONAL EXPENSES/ INCOME	-41,023	31,134	—	85,080.0	71,211.0	19.5
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	13,985	-10,667	—	-29,106.0	-23,980.0	21.4
Income tax and social contribution on profit	-963	-4,893	-80.3	-21,069.0	-32,723.0	-35.6
Deferred income tax and social contribution on profit	14,948	-5,774	—	-8,036.0	8,743.0	—
NET INCOME (LOSS)	-27,037	20,467	—	55,974.0	47,231.0	18.5
EBITDA	-49,713	20,951	—	54,893.0	42,600.0	28.9

31

EXHIBIT II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY

																	R$'000
Income Statement 3Q25	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Parques Eólicos	FDA	Bela Vista	Pequenos ativos mantidos para venda	MSG	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimin. e Reclassif.	Consolidado
	Geração	Transmissão
NET OPERATING INCOME	590,479	273,419	5,125,167	—	34,901	—	2,411	155,644	149,661	8,185	—	83,684	23,152	1,122,386	—	-757,912	6,811,177
Electricity sales to final customers	—	—	1,463,734	—	—	—	—	—	—	—	—	—	—	414,694	—	-170	1,878,258
Electricity sales to distributors	580,339	—	183,393	—	34,814	—	—	155,644	149,661	8,185	—	—	—	750,140	—	-620,620	1,241,556
Use of the main distribution and transmission grid (TUSD/ TUST)	—	218,364	1,556,804	—	—	—	—	—	—	—	—	82,677	17,776	—	—	-122,892	1,752,729
Construction revenue	—	48,247	898,292	—	—	—	—	—	—	—	—	915	5,368	—	—	—	952,822
Fair value of assets from the indemnity for the concession	—	—	36,909	—	—	—	—	—	—	—	—	—	—	—	—	—	36,909
Sectoral assets and liabilities result	—	—	845,437	—	—	—	—	—	—	—	—	—	—	—	—	—	845,437
Other operating revenues	10,140	6,808	140,598	—	87	—	2,411	—	—	—	—	92	8	-42,448	—	-14,230	103,466
OPERATING COSTS AND EXPENSES	-342,550	-111,403	-4,616,769	—	-22,708	—	-2,490	-171,994	-104,602	-6,294	—	-9,704	-6,731	-1,172,599	-52,832	754,343	-5,866,333
Energy purchased for resale	-122,727	—	-2,344,772	—	-27	—	—	-41,511	-28,990	-1,238	—	—	—	-1,162,276	—	618,102	-3,083,439
Charges of the main distribution and transmission grid	-71,028	—	-678,247	—	-6,245	—	—	-18,175	-37,203	-360	—	—	—	—	—	124,232	-687,026
Personnel and management	-32,443	-28,419	-115,838	—	-1,250	—	-95	-2,430	-974	-86	—	-882	-136	-5,504	-24,535	—	-212,592
Private pension and health plans	-8,780	-7,525	-38,056	—	-41	—	-18	-331	-144	-11	—	-76	-20	-429	-2,501	—	-57,932
Materials and supplies	-1,256	-1,218	-10,254	—	-83	—	-9	-5,466	-523	-45	—	-14	-33	-113	-109	—	-19,122
Third-party services	-21,732	-13,381	-216,410	—	-3,752	—	-1,378	-23,038	-5,474	-973	—	-5,843	-1,668	-723	-7,560	14,524	-287,408
Depreciation and amortization	-83,232	-4,820	-179,433	—	-8,157	—	-968	-69,573	-19,307	-2,850	—	-77	-10	-500	-1,055	-6,542	-376,524
Provisions and reversals	-5,102	-4,208	-73,628	—	—	—	—	-116	-23	-571	—	-163	-3	-315	-4,231	2,795	-85,565
Construction cost	—	-46,034	-898,292	—	—	—	—	—	—	—	—	-1,425	-4,625	—	—	—	-950,376
Other operating costs and expenses	3,750	-5,798	-61,839	—	-3,153	—	-22	-11,354	-11,964	-160	—	-1,224	-236	-2,739	-12,841	1,232	-106,349
EQUITY IN EARNINGS OF SUBSIDIARIES	889	84,928	—	—	—	—	—	-20,435	—	—	—	—	—	—	428,744	-456,797	37,329
EARNINGS BEFORE INCOME TAXES	248,818	246,944	508,398	—	12,193	—	-79	-36,785	45,059	1,891	—	73,980	16,421	-50,213	375,912	-460,366	982,173
FINANCIAL RESULTS	-139,302	-110,707	-179,977	—	-17,987	—	-1,636	2,934	3,314	2,451	676	-30,813	2,397	9,189	16,900	—	-442,561
Financial income	22,067	15,463	194,454	—	7,538	—	1,454	50,033	5,666	2,460	—	11,270	2,883	9,321	29,962	-1	352,570
Financial expenses	-161,369	-126,170	-374,431	—	-25,525	—	-3,090	-47,099	-2,352	-9	676	-42,083	-486	-132	-13,062	1	-795,131
OPERATIONAL EXPENSES / INCOME	109,516	136,237	328,421	—	-5,794	—	-1,715	-33,851	48,373	4,342	676	43,167	18,818	-41,024	392,812	-460,366	539,612
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	-593	-14,732	-103,077	—	1,962	—	—	-22,253	-16,269	-1,093	—	-14,712	6,708	13,986	-27,488	2,124	-175,437
NET INCOME FROM CONTINUING OPERATIONS	108,923	121,505	225,344	—	-3,832	—	-1,715	-56,104	32,104	3,249	676	28,455	25,526	-27,038	365,324	-458,242	364,175
NET INCOME FROM DISCONTINUED OPERATIONS	18,898	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18,898
NET INCOME	127,821	121,505	225,344	—	-3,832	—	-1,715	-56,104	32,104	3,249	676	28,455	25,526	-27,038	365,324	-458,242	383,073
Attributed to shareholders of the parent company - continuing operations	109,477	120,951	225,344	—	-2,683	—	-1,716	-56,092	32,103	3,248	670	28,454	25,526	-27,036	384,220	-477,137	365,329
Attributed to shareholders of the parent company - discontinued operations	18,898	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18,898
Attributed to non-controlling shareholders - continuing operations	—	—	—	—	1,428	—	—	—	—	—	—	—	—	—	—	—	1,428
Attributed to non-controlling shareholders - discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
EBITDA continuing operations	332,050	251,764	687,831	—	20,350	—	889	32,788	64,366	4,741	—	74,057	16,431	-49,713	376,967	-453,824	1,358,697

32

Income Statement 3Q24	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Parques Eólicos	FDA	Bela Vista	Pequenos ativos mantidos pra venda	MSG	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimin. e Reclassif.	Consolidado
	Geração	Transmissão
NET OPERATING INCOME	528,893	211,441	4,352,365	155,965	19,880	—	2,920	182,149	156,887	9,425	—	—	21,098	901,383	—	-806,798	5,735,608
Electricity sales to final customers	—	—	1,482,084	—	—	—	—	—	—	—			—	488,575	—	-325	1,970,334
Electricity sales to distributors	517,630	—	62,717	—	19,760	—	—	182,150	156,884	9,425			—	410,894	—	-524,803	834,657
Use of the main distribution and transmission grid (TUSD/ TUST)	—	187,755	1,568,245	—	—	—	—	—	—	—			18,665	—	—	-114,573	1,660,092
Construction revenue	—	16,588	642,002	3,287	—	—	—	—	—	—			2,426	—	—	-3,287	661,016
Fair value of assets from the indemnity for the concession	—	—	17,190	—	—	—	—	—	—	—			—	—	—	—	17,190
Distribution of piped gas	—	—	—	152,678	—	—	—	—	—	—			—	—	—	-152,678	—
Sectoral assets and liabilities result	—	—	420,709	—	—	—	—	—	—	—			—	—	—	—	420,709
Other operating revenues	11,263	7,098	159,418	—	120	—	2,920	-1	3	—			7	1,914	—	-11,132	171,610
OPERATING COSTS AND EXPENSES	-187,540	-6,451	-3,893,834	-140,556	-26,214	—	-2,072	-160,633	-71,122	-5,796	—	—	-4,457	-880,878	-62,277	801,310	-4,640,519
Energy purchased for resale	-37,649	—	-1,910,333	—	-2,871	—	—	-19,446	-7,404	-1,572	—	—	—	-871,755	—	523,048	-2,327,982
Charges of the main distribution and transmission grid	-89,832	—	-676,178	—	-6,104	—	—	-17,327	-38,231	-345	—	—	—	—	—	113,953	-714,064
Personnel and management	-47,883	-35,249	-166,338	-7,703	-1,547	—	-39	-3,726	-525	-140	—	—	-166	-3,591	-19,724	7,702	-278,929
Private pension and health plans	-10,666	-7,796	-41,217	-1,003	-40	—	-6	-581	-82	-22	—	—	-26	-429	-2,426	1,003	-63,291
Materials	-2,931	-1,969	-15,409	-449	-138	—	—	-724	-346	-21	—	—	-31	-14	-502	441	-22,093
Raw material and supplies - energy production	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Natural gas and supplies for gas business	—	—	—	-113,280	—	—	—	—	—	—	—	—	—	—	—	113,280	—
Third-party services	-24,009	-12,365	-187,818	-1,166	-4,684	—	-972	-31,746	-9,371	-688	—	—	-1,182	-1,847	-11,753	12,988	-274,613
Depreciation and amortization	-89,870	-4,403	-152,595	-4,752	-7,972	—	-1,053	-69,143	-31,885	-2,847	—	—	-11	-443	-843	-2,597	-368,414
Provisions and reversals	-10,873	-5,082	-46,881	-5,019	—	—	—	-285	—	—	—	—	-356	-1,847	-20,182	22,145	-68,379
Construction cost	—	-13,987	-642,002	-3,287	—	—	—	—	—	—	—	—	-2,403	—	—	3,287	-658,392
Other operating costs and expenses	126,173	74,400	-55,063	-3,897	-2,858	—	-2	-17,655	16,722	-161	—	—	-282	-952	-6,847	6,060	135,638
EQUITY IN EARNINGS OF SUBSIDIARIES	53,839	70,463	—	—	—	—	—	5,422	—	—	—	—	—	—	673,175	-739,689	63,210
EARNINGS BEFORE INCOME TAXES	395,192	275,453	458,531	15,409	-6,334	—	848	26,938	85,765	3,629	—	—	16,641	20,505	610,898	-745,177	1,158,299
FINANCIAL RESULTS	-76,970	-50,400	-103,031	-5,518	-29,724	—	-1,043	-14,328	5,391	1,151	—	—	1,238	10,626	34,711	5,519	-222,378
Financial income	35,847	21,724	162,905	4,279	4,628	—	1,230	40,722	5,526	1,151	—	—	1,741	10,731	47,308	-6,600	331,192
Financial expenses	-112,817	-72,124	-265,936	-9,797	-34,352	—	-2,273	-55,050	-135	—	—	—	-503	-105	-12,597	12,119	-553,570
OPERATIONAL EXPENSES / INCOME	318,222	225,053	355,500	9,891	-36,058	—	-195	12,610	91,156	4,780	—	—	17,879	31,131	645,609	-739,658	935,921
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	-83,874	-55,059	-111,695	-3,698	12,252	—	-780	-17,222	-30,987	-686	—	—	-1,169	-10,667	98,947	6,097	-198,541
NET INCOME continuing operations	234,348	169,994	243,805	6,193	-23,806	—	-975	-4,612	60,169	4,094	—	—	16,710	20,464	744,556	-733,561	737,380
NET INCOME discontinued operations	12,004	—	—	—	—	—	—	—	—	—	—	—	—	—	475,104	-7,399	479,709
NET INCOME	246,352	169,994	243,805	6,193	-23,806	—	-975	-4,612	60,169	4,094	—	—	16,710	20,464	1,219,660	-740,960	1,217,089
Attributed to shareholders of the parent company - continuing operations	234,348	169,994	243,805	—	-16,902	—	-975	-4,612	60,169	4,094	—	—	16,710	20,464	1,340,046	-918,243	744,556
Attributed to the controlling company's shareholders - discontinued operations	12,004	—	—	3,158	—	—	—	—	—	—	—	—	—	—	-120,386	592,332	475,104
Attributed to non-controlling shareholders - continuing operations	—	—	—	—	-6,904	—	—	—	—	—	—	—	—	—	—	-238	-7,142
Attributed to non-controlling shareholders - discontinued operations	—	—	—	3,035	—	—	—	—	—	—	—	—	—	—	—	1,536	4,571
EBITDA continuing operations	485,062	279,856	611,126	20,161	1,638	—	1,901	96,081	117,650	6,476	—	—	16,652	20,948	611,741	-742,580	1,526,713

33

ANEXO II - RESULTADO POR SUBSIDIÁRIA > DRE POR EMPRESA ACUMULADO

																	R$'000
Income Statement 9M25	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Parques Eólicos	FDA	Bela Vista	Small Assets	MSG	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimin. e Reclassif.	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	1,679,414	790,448	13,986,101	—	113,051	—	8,542	573,088	447,026	27,996	27,740	114,752	70,764	3,209,841	—	-2,120,346	18,928,417
Electricity sales to final customers	—	—	4,770,004	—	—	—	—	—	—	—	—	—	—	1,212,945	—	-576	5,982,373
Electricity sales to distributors	1,644,065	—	284,740	—	112,846	—	—	564,749	447,026	27,996	27,740	—	—	1,969,890	—	-1,721,823	3,357,229
Use of the main distribution and transmission grid (TUSD/ TUST)	—	620,982	4,782,283	—	—	—	—	—	—	—	—	113,575	54,521	—	—	-358,953	5,212,408
Construction revenue	—	148,395	2,269,611	—	—	—	—	—	—	—	—	1,055	16,221	—	—	—	2,435,282
Fair value of assets from the indemnity for the concession	—	—	72,651	—	—	—	—	—	—	—	—	—	—	—	—	—	72,651
Sectoral assets and liabilities result	—	—	1,408,164	—	—	—	—	—	—	—	—	—	—	—	—	—	1,408,164
Other operating revenues	35,349	21,071	398,648	—	205	—	8,542	8,339	—	—	—	122	22	27,006	—	-38,994	460,310
OPERATING COSTS AND EXPENSES	-521,745	-470,763	-12,532,390	—	-70,449	—	-7,474	-454,409	-272,652	-15,978	-7,461	-14,130	-19,958	-3,153,561	-111,405	2,107,209	-15,545,166
Energy purchased for resale	-213,165	—	-6,170,339	—	-91	—	—	-60,717	-46,253	-2,098	-515	—	—	-3,125,498	—	1,719,475	-7,899,201
Charges of the main distribution and transmission grid	-225,800	—	-2,024,457	—	-18,544	—	—	-52,760	-112,814	-1,056	-2,186	—	—	—	—	357,491	-2,080,126
Personnel and management	-117,326	-92,035	-399,998	—	-4,013	—	-316	-8,070	-2,474	-292	—	-1,650	-422	-14,340	-63,230	—	-704,166
Private pension and health plans	-28,125	-22,444	-115,521	—	-119	—	-60	-1,167	-366	-42	—	-161	-64	-1,302	-7,513	—	-176,884
Materials and supplies	-6,450	-4,529	-38,275	—	-347	—	-8	-12,203	-1,398	-55	—	43	-37	-222	-556	—	-64,037
Materials and supplies for power eletricity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Third-party services	-65,579	-38,876	-617,866	—	-12,812	—	-3,857	-89,847	-19,726	-2,860	-1	-7,956	-4,555	-2,730	-21,774	40,021	-848,418
Depreciation and amortization	-231,156	-13,535	-519,851	—	-24,442	—	-2,919	-208,600	-57,902	-8,551	-4,513	-103	-24	-1,387	-3,044	-16,728	-1,092,755
Provisions and reversals	-6,627	-9,869	-221,736	—	—	—	-250	-1,297	-23	-572	100	-255	-36	-1,552	-943	3,050	-240,010
Construction cost	—	-140,466	-2,269,611	—	—	—	—	—	—	—	—	-2,342	-14,139	—	—	—	-2,426,558
Other operating costs and expenses	372,483	-149,009	-154,736	—	-10,081	—	-64	-19,748	-31,696	-452	-346	-1,706	-681	-6,530	-14,345	3,900	-13,011
EQUITY IN EARNINGS OF SUBSIDIARIES	157,992	281,295	—	—	—	—	—	12,975	—	—	—	—	—	—	1,676,396	-1,926,657	202,001
EARNINGS BEFORE INCOME TAXES	1,315,661	600,980	1,453,711	—	42,602	—	1,068	131,654	174,374	12,018	20,279	100,622	50,806	56,280	1,564,991	-1,939,794	3,585,252
FINANCIAL RESULTS	-393,633	-289,627	-569,071	—	-45,360	—	-4,253	-58,611	6,926	6,245	115	-40,979	6,923	28,799	61,579	—	-1,290,947
Financial income	94,105	65,383	519,387	—	48,953	—	4,090	132,780	14,665	6,254	—	13,764	8,411	29,213	88,522	-5	1,025,522
Financial expenses	-487,738	-355,010	-1,088,458	—	-94,313	—	-8,343	-191,391	-7,739	-9	115	-54,743	-1,488	-414	-26,943	5	-2,316,469
OPERATIONAL EXPENSES / INCOME	922,028	311,353	884,640	—	-2,758	—	-3,185	73,043	181,300	18,263	20,394	59,643	57,729	85,079	1,626,570	-1,939,794	2,294,305
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	-213,016	-8,380	-273,909	—	881	—	-168	-60,717	-60,856	-3,004	-824	-20,276	-5,376	-29,105	-23,598	6,449	-691,899
NET INCOME	709,012	302,973	610,731	—	-1,877	—	-3,353	12,326	120,444	15,259	19,570	39,367	52,353	55,974	1,602,972	-1,933,345	1,602,406
Attributed to shareholders of the parent company - continuing operations	690,114	302,973	610,731	—	-1,314	—	-3,353	12,326	120,444	15,259	19,570	39,367	52,353	55,974	1,584,074	-1,914,447	1,584,071
Attributed to shareholders of the parent company - descontinued operations	18,898	—	—	—	—	—	—	—	—	—	—	—	—	—	18,898	-18,898	18,898
Attributed to non-controlling shareholders - continuing operations	—	—	—	—	-563		—	—	—	—	—	—	—	—	—	—	-563
EBITDA continuing operations	1,546,817	614,515	1,973,562	—	67,044	—	3,987	340,254	232,276	20,569	24,792	100,725	50,830	57,667	1,568,035	-1,923,066	4,678,007

34

Income Statement 9M24	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Parques Eólicos	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Small Assets	MSG	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	1,588,303	724,766	12,556,067	562,129	67,212	—	3,093	542,593	416,916	26,594	—	—	59,742	2,590,380	—	-2,505,923	16,631,872
Electricity sales to final customers	—	—	4,835,789	—	—	—	—	—	—	—	—	—	—	1,420,544	—	-1,065	6,255,268
Electricity sales to distributors	1,547,071	—	83,935	—	66,834	—	—	538,443	416,908	26,594	—	—	—	1,167,170	—	-1,545,462	2,301,493
Use of the main distribution and transmission grid (TUSD/ TUST)	—	656,585	4,774,303	—	—	—	—	—	—	—	—	—	58,828	—	—	-356,412	5,133,304
Construction revenue	—	47,995	1,860,097	13,618	—	—	—	—	—	—	—	—	893	—	—	-13,618	1,908,985
Fair value of assets from the indemnity for the concession	—	—	49,467	—	—	—	—	—	—	—	—	—	—	—	—	—	49,467
Distribution of piped gas	—	—	—	548,511	—	—	—	—	—	—	—	—	—	—	—	-548,511	—
Sectoral assets and liabilities result	—	—	566,185	—	—	—	—	—	—	—	—	—	—	—	—	—	566,185
Other operating revenues	41,232	20,186	386,291	—	378	—	3,093	4,150	8	—	—	—	21	2,666	—	-40,855	417,170
OPERATING COSTS AND EXPENSES	-806,253	-173,188	-11,163,695	-503,516	-71,378	-44,679	-4,340	-455,323	-260,488	-14,964	—	—	-7,342	-2,549,093	-166,560	2,505,166	-13,715,653
Energy purchased for resale	-53,356	—	-5,222,496	—	-2,928	—	—	-47,088	-9,559	-1,991	—	—	—	-2,523,054	—	1,546,089	-6,314,383
Charges of the main distribution and transmission grid	-275,413	—	-2,113,943	—	-18,726	-18,392	—	-49,679	-119,233	-1,033	—	—	—	—	—	373,997	-2,222,422
Personnel and management	-152,031	-112,000	-514,553	-33,621	-4,255	-3,124	-128	-11,765	-1,661	-447	—	—	-540	-11,152	-49,092	36,744	-857,625
Private pension and health plans	-33,753	-24,664	-129,216	-4,083	-124	-364	-21	-1,783	-253	-68	—	—	-83	-1,321	-7,702	4,447	-198,988
Materials	-6,794	-3,818	-46,026	-416	-239	-18	-16	-2,596	-1,182	-87	—	—	-72	-48	-1,350	426	-62,236
Raw material and supplies - energy production	-936	—	—	—	—	-944	—	—	—	—	—	—	—	—	—	944	-936
Natural gas and supplies for gas business	—	—	—	-397,554	—	—	—	—	—	—	—	—	—	—	—	397,554	—
Third-party services	-67,174	-37,982	-519,102	-10,650	-12,598	-9,842	-2,533	-96,707	-27,186	-2,263	—	—	-4,588	-4,253	-35,198	57,397	-772,679
Depreciation and amortization	-280,055	-12,450	-433,938	-27,146	-24,232	-10,316	-1,729	-206,666	-95,773	-8,540	—	—	-33	-1,313	-2,420	15,414	-1,089,197
Provisions and reversals	-16,938	-10,202	-188,091	-7,541	—	-176	—	-445	-7	-38	—	—	-293	-4,436	-49,357	49,569	-227,955
Construction cost	—	-41,077	-1,860,097	-13,618	—	—	—	—	—	—	—	—	-867	—	—	13,618	-1,902,041
Other operating costs and expenses	80,197	69,005	-136,233	-8,887	-8,276	-1,503	87	-38,594	-5,634	-497	—	—	-866	-3,516	-21,441	8,967	-67,191
EQUITY IN EARNINGS OF SUBSIDIARIES	83,246	269,437	—	—	—	—	—	-10,003	—	—	—	—	—	—	1,825,750	-1,943,032	225,398
EARNINGS BEFORE INCOME TAXES	865,296	821,015	1,392,372	58,613	-4,166	-44,679	-1,247	77,267	156,428	11,630	—	—	52,400	41,287	1,659,190	-1,943,789	3,141,617
FINANCIAL RESULTS	-231,737	-161,521	-381,617	-10,607	-73,886	-4,372	-487	-82,874	22,036	3,156	—	—	5,061	29,924	95,876	10,811	-780,237
Financial income	88,115	54,876	367,811	29,114	29,394	1,068	2,063	101,948	22,474	3,111	—	—	6,617	30,166	157,457	-36,985	857,229
Financial expenses	-319,852	-216,397	-749,428	-39,721	-103,280	-5,440	-2,550	-184,822	-438	45	—	—	-1,556	-242	-61,581	47,796	-1,637,466
OPERATIONAL EXPENSES / INCOME	633,559	659,494	1,010,755	48,006	-78,052	-49,051	-1,734	-5,607	178,464	14,786	—	—	57,461	71,211	1,755,066	-1,932,978	2,361,380
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	-122,134	-86,568	-317,165	-17,301	26,532	—	-1,117	-47,565	-60,653	-1,890	—	—	-4,079	-23,980	4,369	22,806	-628,745
NET INCOME continuing operations	511,425	572,926	693,590	30,705	-51,520	-49,051	-2,851	-53,172	117,811	12,896	—	—	53,382	47,231	1,759,435	-1,910,172	1,732,635
NET INCOME discontinued operations	-11,586	—	—	—	—	—	—	—	—	—	—	—	—	—	463,690	39,467	491,571
NET INCOME	499,839	572,926	693,590	30,705	-51,520	-49,051	-2,851	-53,172	117,811	12,896	—	—	53,382	47,231	2,223,125	-1,870,705	2,224,206
Attributed to shareholders of the parent company - continuing operations	511,425	572,926	693,590	—	-36,579	—	-2,851	-53,172	117,811	12,896	—	—	53,382	47,231	1,747,850	-1,905,074	1,759,435
Attributed to the controlling company's shareholders - discontinued operations	-11,586	—	—	15,660	—	-39,829	—	—	—	—	—	—	—	—	475,275	24,171	463,690
Attributed to non-controlling shareholders - continuing operations	—	—	—	—	-14,941	—	—	—	—	—	—	—	—	—	—	-517	-15,458
Attributed to non-controlling shareholders - discontinued operations	—	—	—	15,045	—	-9,222	—	—	—	—	—	—	—	—	—	10,715	16,539
EBITDA continuing operations	1,145,351	833,465	1,826,310	85,759	20,066	-34,363	482	283,933	252,201	20,170	—	—	52,433	42,600	1,661,610	-1,959,203	4,230,814

35

EXHIBIT II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY

																R$'000
Assets - Sep-2025	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Parques Eólicos	FDA	Bela Vista	Small Assets	MSG	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimin. e Reclassif.	Consolidado
CURRENT	3,155	6,537	—	122	—	125	1,183	154	71	—	331	90	898	2,699	-2,226	13,140
Cash and cash equivalents	343	1,514	—	90	—	36	1,013	75	66	—	61	59	183	376	—	3,815
Bonds and securities	—	—	—	1	—	1	—	—	—	—	154	—	—	—	—	156
Collaterals and escrow accounts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Customers	378	3,473	—	14	—	1	97	64	4	—	40	9	434	—	-233	4,280
Dividends receivable	132	—	—	—	—	—	33	—	—	—	—	—	—	1,870	-1,954	81
Sectorial financial assets	—	101,272	—	—	—	—	—	—	—	—	—	—	—	—	—	101,272
Account receivable related to concession	12	—	—	—	—	—	—	—	—	—	—	—	—	—	—	12
Contract Assets	314	—	—	—	—	—	—	—	—	—	73	19	—	—	—	406
Fair value in the purchase and sale of energy	—	—	—	—	—	—	—	—	—	—	—	—	257	—	—	257
Other current receivables	143	566	—	3	—	—	3	13	—	—	1	1	1	333	-6	1,058
Inventories	34	129	—	2	—	—	—	—	—	—	—	—	—	—	—	165
Income tax and social contribution	47	144	—	8	—	2	33	—	1	—	1	2	22	102	—	362
Other current recoverable taxes	12	563	—	—	—	—	—	1	—	—	—	—	—	—	—	576
Prepaid expenses	8	41	—	4	—	—	2	1	—	—	—	—	—	1	—	58
Related parties	13	7	—	—	—	—	3	—	—	—	—	—	—	10	-33	—
Assets held for sale	1,718	—	—	—	—	86	—	—	—	—	—	—	—	7	—	1,812
NON-CURRENT	24,168	18,508	—	603	—	23	7,494	2,226	176	—	3,199	523	601	23,608	-32,221	48,908
Long Term Assets	6,575	7,628	—	133	—	20	659	55	—	—	3,198	523	591	312	-346	19,347
Bonds and securities	185	3	—	—	—	—	365	19	—	—	112	4	—	—	—	689
Other temporary investments	—	—	—	—	—	20	—	—	—	—	—	—	—	11	—	31
Customers	—	143	—	—	—	—	—	—	—	—	—	—	—	—	—	143
Judicial deposits	47	182	—	—	—	—	5	—	—	—	—	—	17	122	—	374
Sectoral financial assets	—	304	—	—	—	—	—	—	—	—	—	—	—	—	—	304
Account receivable related to concession	911	3,141	—	—	—	—	—	—	—	—	—	—	—	—	—	4,051
Contract Assets	4,712	2,037	—	—	—	—	—	—	—	—	3,079	519	—	—	-51	10,296
Fair value in the purchase and sale of energy	—	—	—	—	—	—	—	—	—	—	—	—	561	—	—	561
Other non-current receivables	623	82	—	7	—	—	—	34	—	—	—	—	—	—	—	745
Income tax and social contribution	2	64	—	—	—	—	—	—	—	—	6	—	12	19	—	103
Deferred income tax and social contribution	—	644	—	120	—	—	—	—	—	—	—	—	—	116	—	881
Other non-current recoverable taxes	94	1,029	—	—	—	—	—	1	—	—	—	—	—	43	—	1,167
Prepaid expenses	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Related parties	—	—	—	6	—	—	288	—	—	—	—	—	—	—	-294	—
Investments	10,487	—	—	—	—	—	2,463	—	—	—	—	—	—	23,272	-33,297	2,926
Property, plant and equipment, net	3,129	—	—	305	—	1	4,315	299	172	—	—	1	1	6	—	8,229
Intangible assets	3,900	10,738	—	165	—	2	12	1,872	4	—	—	—	5	10	1,421	18,128
Right to use an asset	78	141	—	—	—	—	45	—	—	—	1	—	4	8	—	278
TOTAL	27,323	25,044	—	725	—	148	8,678	2,380	247	—	3,530	613	1,499	26,307	-34,448	62,048

36

EXHIBIT II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY

														R$'000
Assets - Sep-2024	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Parques Eólicos	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimin. e Reclassif.	Consolidado
CURRENT	3,478,566	6,769,769	—	124,996	—	48,889	1,119,406	146,365	60,415	106,590	916,049	3,264,843	-2,994,084	13,041,808
Cash and cash equivalents	511,790	1,734,522	—	97,082	—	42,389	976,988	61,545	55,027	77,510	324,750	280,340	-13	4,161,939
Bonds and securities	—	—	—	—	—	528	—	—	—	—	—	95	—	624
Collaterals and escrow accounts	—	9	—	—	—	—	—	—	—	—	—	—	—	9
Customers	379,135	3,267,284	—	10,752	—	3,795	94,192	76,636	4,118	8,750	348,795	—	-230,755	3,962,702
Dividends receivable	153,322	—	—	—	—	—	8,393	—	—	—	—	2,644,431	-2,723,868	82,278
Sectorial financial assets	—	—	—	—	—	—	—	—	—	—	—	—	—	10,609
Account receivable related to concession	10,609	—	—	—	—	—	—	—	—	18,050	—	—	—	283,896
Contract Assets	265,846	—	—	—	—	—	—	—	—	—	217,350	—	—	217,350
Other current receivables	90,679	541,676	—	3,210	—	74	4,084	6,595	—	549	8,561	301,929	-7,680	949,674
Inventories	39,204	95,620	—	1,299	—	—	—	—	—	201	—	—	—	136,324
Income tax and social contribution	108,582	101,406	—	10,831	—	2,035	25,086	134	907	1,409	13,387	32,349	—	296,128
Other current recoverable taxes	10,626	979,880	—	—	—	—	80	1,035	8	—	2,990	—	—	994,618
Prepaid expenses	9,288	42,066	—	1,822	—	68	7,913	420	355	122	216	944	—	63,211
Related parties	17,664	7,306	—	—	—	—	2,670	—	—	—	—	4,754	-31,773	621
Assets classified as held for sale	1,881,821	—	—	—	—	—	—	—	—	—	—	—	5	1,881,826
NON-CURRENT	22,800,216	16,797,534	—	623,724	—	100,266	7,961,804	2,279,634	184,758	508,080	531,035	23,164,333	-30,609,036	44,342,348
Long Term Assets	6,186,586	6,847,655	—	132,366	—	15,084	747,629	54,415	—	507,812	520,497	708,857	-405,709	15,315,121
Bonds and securities	149,368	3,159	—	—	—	—	353,799	17,941	—	4,815	—	—	—	529,085
Other temporary investments	—	—	—	—	—	14,709	—	—	—	—	—	15,894	—	30,603
Customers	—	116,180	—	—	—	—	—	—	—	—	—	—	—	116,180
Judicial deposits	49,775	190,181	—	—	—	72	484	—	—	242	16,933	136,677	—	394,364
Sectoral financial assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Account receivable related to concession	886,620	2,610,731	—	—	—	—	—	—	—	—	—	—	—	3,497,351
Contract Assets	4,729,547	1,701,448	—	—	—	—	—	—	—	502,754	—	—	-6,739	6,927,010
Other non-current receivables	276,590	65,322	—	—	—	—	—	—	—	—	479,938	—	—	479,938
Income tax and social contribution	1,819	59,940	—	6,954	—	—	—	34,860	—	—	—	298,120	—	681,846
Deferred income tax and social contribution	—	918,078	—	—	—	—	—	—	—	—	22,780	79,504	—	164,043
Other non-current recoverable taxes	92,867	1,182,616	—	119,561	—	—	—	—	—	—	—	136,536	—	1,174,175
Prepaid expenses	—	—	—	—	—	303	224	1,614	—	—	776	42,126	—	1,320,526
Related parties	—	—	—	5,851	—	—	393,122	—	—	—	—	—	-398,970	—
Investments	10,104,390	442	—	—	—	—	2,698,723	—	—	—	—	22,431,868	-31,657,485	3,577,937
Property, plant and equipment, net	3,160,968	—	—	317,388	—	80,590	4,462,642	306,000	180,931	229	702	7,248	—	8,516,697
Intangible assets	3,260,920	9,788,358	—	173,337	—	901	8,809	1,918,982	3,827	39	5,731	8,546	1,454,158	16,623,610
Right to use an asset	87,352	161,079	—	633	—	3,691	44,001	237	—	—	4,174	7,815	—	308,983
TOTAL	26,278,782	23,567,303	—	748,720	—	149,155	9,081,210	2,425,999	245,173	614,670	1,447,083	26,429,176	-33,603,120	57,384,156

37

EXHIBIT II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY

																R$'000
Liabilities - Sep-25	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Parques Eólicos	FDA	Bela Vista	Small Assets	MSG	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	3,184	6,021	—	117	—	18	903	106	3	—	139	31	834	36	-2,230	9,161
Social charges and accruals	79	163	—	1	—	—	—	—	—	—	—	—	5	18	—	266
Associated companies and parent company	7	16	—	—	—	—	9	1	—	—	1	—	—	2	-37	—
Suppliers	305	2,377	—	7	—	9	74	30	2	—	6	2	429	5	-239	3,008
Income Tax and Social Contribution payable	—	—	—	—	—	—	12	44	1	—	—	2	—	—	—	59
Other taxes	27	277	—	1	—	—	8	3	—	—	3	—	7	—	—	327
Loans and financing	79	3	—	—	—	—	128	—	—	—	—	5	—	—	—	214
Debentures	832	923	—	—	—	4	59	—	—	—	125	—	—	—	—	1,943
Dividends payable	1,395	357	—	—	—	—	64	—	—	—	—	20	118	5	-1,954	5
Post employment benefits	30	79	—	—	—	—	—	—	—	—	—	—	—	5	—	113
Customer charges due	11	89	—	—	—	—	—	—	—	—	—	—	—	—	—	101
Research and development and energy efficiency	3	86	—	—	—	—	—	8	—	—	1	1	—	—	—	101
Payables related to concession	25	—	—	105	—	—	—	12	—	—	—	—	—	—	—	143
Sectorial financial liabilities	—	1,344	—	—	—	—	—	—	—	—	—	—	—	—	—	1,344
Other accounts payable	12	47	—	—	—	—	1	—	—	—	—	—	—	1	—	61
Fair value in energy purchase and sale operations	—	—	—	—	—	—	—	—	—	—	—	—	259	—	—	259
Other bills to pay	215	199	—	2	—	—	548	7	—	—	1	—	15	1	—	988
PIS and Cofins to be refunded to consumers	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provision for allocation of Pis and Cofins credits	—	60	—	—	—	—	—	—	—	—	—	—	—	—	—	60
Provisions for litigation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Liabilities associated with assets held for sale	165	—	—	—	—	4	—	—	—	—	—	—	—	—	—	169
NON-CURRENT	9,571	10,869	—	736	—	70	2,833	78	4	—	1,988	36	341	285	128	26,940
Social accruals	—	—	—	—	—	—	—	—	—	—	—	—	—	2	—	2
Associated companies and parent company	—	—	—	—	—	—	285	—	—	—	—	—	—	6	-291	—
Suppliers	131	—	—	—	—	—	—	—	—	—	—	—	—	—	—	131
Deferred income tax and social contribution	1,496	—	—	1	—	—	40	8	2	—	239	20	110	—	138	2,053
Tax liabilities	—	253	—	—	—	—	—	—	—	—	—	—	—	—	—	253
Loans and financing	463	750	—	—	—	—	1,972	—	—	—	—	12	—	—	—	3,196
Debentures	5,917	7,531	—	—	—	70	332	—	—	—	1,723	—	—	—	—	15,574
Post-employment benefits	308	722	—	—	—	—	—	—	—	—	—	—	2	37	—	1,069
Research and development and energy efficiency	—	278	—	—	—	—	—	3	—	—	4	—	—	—	—	286
Payables related to the concession	176	—	—	731	—	—	—	66	—	—	—	—	—	—	—	973
Sectorial financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease liability	74	109	—	—	—	—	49	—	—	—	—	—	5	8	—	246
Other payables	—	—	—	—	—	—	—	—	—	—	—	—	223	—	—	223
Fair value in energy purchase and sale operations	60	34	—	—	—	—	153	—	—	—	1	—	—	90	-90	249
PIS/Cofins to be refunded to consumers	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provision for allocation of PIS and COFINS	—	709	—	—	—	—	—	—	—	—	—	—	—	—	—	709
Provisions for litigation	947	483	—	3	—	—	2	—	2	—	20	4	—	142	371	1,974
EQUITY	14,569	8,154	—	-128	—	60	4,942	2,196	241	—	1,404	546	324	25,986	-32,346	25,948
Attributable to controlling shareholders	14,569	8,154	—	-128	—	60	4,942	2,196	241	—	1,404	546	324	25,986	-32,308	25,986
Capital	6,843	5,372	—	36	—	79	4,878	2,010	224	—	1,135	275	237	12,822	-21,088	12,822
Advance for Future Capital Increase	—	—	—	—	—	—	26	—	—	—	—	1	—	—	-27	—
Capital reserves	—	1	—	—	—	—	—	—	—	—	—	—	1	12	-2	12
Asset valuation adjustments	502	—	—	2	—	—	—	—	—	—	—	—	—	483	-504	483
Treasury shares	—	—	—	—	—	—	—	—	—	—	—	—	—	-117	—	-117
Legal Reserves	1,028	392	—	—	—	—	53	66	1	—	22	32	30	1,766	-1,624	1,766
Profit retention reserve	5,240	1,778	—	—	—	—	321	—	—	—	161	187	—	9,364	-7,686	9,364
Tax incentive reserve	4	—	—	—	—	—	—	—	—	—	—	—	—	4	-4	4
Additional proposed dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accumulated profit	952	611	—	-166	—	-19	-336	120	15	—	85	52	56	1,653	-1,372	1,653
Attributable to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	-38	-38
TOTAL	27,323	25,044	—	725	—	148	8,678	2,380	247	—	3,530	613	1,499	26,307	-34,448	62,048

38

EXHIBIT II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY

														R$'000
Liabilities - Sep-24	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Parques Eólicos	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	5,107,929	5,979,105	—	114,110	—	11,151	655,490	153,431	5,495	29,976	878,302	404,699	-2,997,302	10,342,381
Social charges and accruals	119,712	265,757	—	381	—	—	—	—	—	—	4,447	20,805	—	411,102
Associated companies and parent company	10,810	11,482	—	—	—	160	9,617	520	141	162	368	1,690	-34,954	—
Suppliers	319,382	1,792,275	—	3,857	—	9,345	56,148	21,547	718	5,323	350,946	3,362	-238,481	2,324,423
Income Tax and Social Contribution payable	—	—	—	—	—	457	9,548	72,506	368	602	—	—	—	83,482
Other taxes	24,925	252,462	—	736	—	-24	7,382	5,255	177	362	10,462	614	—	302,346
Loans and financing	1,097,232	2,971	—	—	—	—	126,082	—	—	4,921	—	—	—	1,231,205
Debentures	1,056,707	908,720	—	—	—	1,192	58,491	—	—	—	—	—	—	2,025,110
Dividends payable	1,699,433	663,654	—	—	—	—	21,710	36,982	3,688	17,527	280,873	3,881	-2,723,868	3,878
Post employment benefits	24,557	66,352	—	—	—	—	—	—	—	—	126	4,348	—	95,383
Customer charges due	19,940	23,598	—	—	—	—	—	855	—	432	—	—	—	44,825
Research and development and energy efficiency	13,567	161,074	—	104	—	—	—	3,827	—	577	—	—	—	179,149
Payables related to concession	4,686	—	—	106,333	—	—	—	2,073	—	—	—	—	—	113,092
Sectorial financial liabilities	—	935,322	—	—	—	—	—	—	—	—	—	—	—	935,322
Other accounts payable	13,697	41,959	—	284	—	21	571	186	—	—	180	604	—	57,502
Fair value in the purchase and sale of energy	—	—	—	—	—	—	—	—	—	—	214,955	—	—	214,955
Other bills to pay	161,869	273,479	—	2,415	—	—	365,940	9,682	403	69	15,945	369,395	—	1,199,195
PIS and Cofins to be refunded to consumers	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provision for allocation of PIS and Cofins credits	—	580,000	—	—	—	—	—	—	—	—	—	—	—	580,000
Provisions for litigation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Assets held for sale	541,412	—	—	—	—	—	—	—	—	—	—	—	—	541,412
NON-CURRENT	6,931,439	9,922,614	—	760,550	—	74,736	3,145,692	86,163	3,221	38,654	280,154	349,758	-188,137	21,404,840
Social obligations	—	30	—	—	—	—	—	—	—	—	—	427	—	457
Associated companies and parent company	—	—	—	—	—	—	389,891	—	—	—	—	5,851	-395,742	—
Suppliers	142,376	—	—	—	—	—	—	—	—	—	—	—	—	142,380
Deferred income tax and social contribution	1,445,182	—	—	1,222	—	802	33,343	10,513	1,679	18,752	102,398	—	281,567	1,895,459
Tax liabilities	—	291,195	—	—	—	—	—	—	—	—	—	—	—	291,195
Loans and financing	566,724	750,733	—	—	—	—	2,054,424	—	—	15,708	—	—	—	3,387,589
Debentures	3,892,598	6,205,483	—	—	—	69,701	434,474	—	—	—	—	—	—	10,602,255
Post-employment benefits	304,420	718,933	—	—	—	—	—	—	—	—	2,342	37,631	—	1,063,326
Research and development and energy efficiency	—	234,277	—	—	—	—	—	6,488	—	529	—	—	—	241,294
Payables related to the concession	167,478	—	—	755,649	—	—	—	69,125	—	—	—	—	—	992,252
Sectorial financial liabilities	—	142,488	—	—	—	—	—	—	—	—	—	—	—	142,488
Lease liability	80,058	127,277	—	393	—	3,861	47,308	36	—	—	4,311	7,761	—	271,004
Other payables	—	—	—	—	—	—	—	—	—	—	170,837	—	—	170,837
Fair value in the purchase and sale of energy	53,364	6,275	—	—	—	369	184,203	—	—	—	—	90,966	-88,156	247,021
PIS/Cofins to be refunded to consumers	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provision for allocation of PIS and Cofins credits	—	1,000,588	—	—	—	—	—	—	—	—	—	—	—	1,000,588
Provisions for litigation	279,240	445,335	—	3,285	—	—	2,049	—	1,542	3,664	265	207,123	14,194	956,696
EQUITY	14,239,413	7,665,584	—	-125,940	—	63,269	5,280,029	2,186,403	236,457	546,040	288,629	25,674,718	-30,417,679	25,636,934
Attributable to controlling shareholders	14,239,413	7,665,584	—	-125,940	—	63,269	5,280,029	2,186,403	236,457	546,040	288,629	25,674,718	-30,379,896	25,674,717
Capital	6,242,757	5,372,206	—	35,503	—	78,785	5,186,230	2,009,509	223,913	275,161	237,210	12,821,758	-19,661,293	12,821,758
Advance for Future Capital Increase	600,000	—	—	—	—	—	3,000	—	—	—	—	—	-603,000	—
Capital reserves	—	166	—	—	—	—	—	—	—	—	—	5,595	-166	5,595
Equity valuation adjustments	537,346	-420	—	2,372	—	148	—	—	—	—	-137	517,408	-539,309	517,408
Treasury shares	—	—	—	—	—	—	—	—	—	—	—	-50,044	—	-50,044
Legal Reserves	1,027,643	391,901	—	—	—	—	53,090	65,950	1,479	31,639	30,275	1,766,110	-1,601,979	1,766,110
Profit retention reserve	5,239,801	1,778,071	—	—	—	—	343,425	—	—	186,658	—	9,363,866	-7,547,951	9,363,866
Additional proposed dividends	591,866	123,660	—	—	—	—	41,574	110,945	11,064	52,581	21,279	1,250,025	-952,968	1,250,025
Accumulated profit	—	—	—	-163,815	—	-15,664	-347,290	—	—	—	—	—	526,769	—
Attributable to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	-37,783	-37,783
TOTAL	26,278,782	23,567,303	—	748,720	—	149,155	9,081,210	2,425,999	245,173	614,670	1,447,083	26,429,176	-33,603,120	57,384,156

39

EXHIBIT III - ENERGY MARKET> DISTRIBUTION AND TOTAL MARKET

Copel’s Total Market	Number of Customers / Agreements			Energy Sold (GWh)
	set/25	set/24	∆%	3Q25	3Q24	∆%	9M25	9M24	∆%

Copel DIS	5,250,727	5,159,535	1.8	6,110	6,141	-0.5	18,125	17,286	4.9
Captive Market	5,250,309	5,159,261	1.8	4,625	4,898	-5.6	15,051	16,010	-6.0
Concessionaries and Licensees	2	2	—	8	18	-55.6	27	67	-59.0
CCEE (Assigments MCSD EN)	416	272	52.9	556	532	4.5	1,138	602	89.3
CCEE (MVE)	—	—	—	—	—	—	—	—	—
CCEE (MCP) 2	—	—	—	921	693	32.9	1,909	608	—
Copel GeT	425	523	-18.7	3,662	3,621	1.1	12,090	12,317	-1.8
CCEAR (Copel DIS)	5	4	25.0	51	30	70.0	116	94	23.1
CCEAR (other concessionaries)	101	119	-15.1	459	581	-21.0	1,604	1,736	-7.6
Bilateral Agreements (Copel Mercado Livre)	312	396	-21.2	2,961	2,951	0.3	10,087	10,014	0.7
Bilateral Agreements 1	7	4	75.0	648	40	1,520.0	756	132	472.9
CCEE (MCP) 2	—	—	—	-457	19	—	-473	341	—
Wind Farms Complex	703	660	6.5	1,195	1,113	7.4	3,623	3,288	10.2
CCEAR (Copel DIS)	19	15	26.7	35	31	12.9	100	96	4.2
CCEAR (other concessionaries)	654	580	12.8	687	657	4.6	1,997	1,852	7.8
CER	10	10	—	230	230	—	683	694	-1.6
Bilateral Agreements (Copel Mercado Livre)	5	22	-77.3	159	137	16.1	406	316	28.5
Bilateral Agreements	15	33	-54.5	241	179	34.6	477	419	13.8
CCEE (MCP) 2	—	—	—	-157	-121	—	-40	-89	—
Copel Mercado Livre	1,758	1,602	9.7	7,270	5,814	25.0	20,528	17,383	18.1
Free Customers	1,457	1,413	3.1	2,519	2,753	-8.5	7,264	7,982	-9.0
CCEAR (other concessionaries)	29	—	—	95	—	—	197	—	—
Bilateral Agreements (Group Companies)	37	12	208.3	852	321	165.4	1,508	604	149.7
Bilateral Agreements	235	177	32.8	3,746	2,713	38.1	11,440	8,673	31.9
CCEE (MCP) 2	—	—	—	58	27	—	119	124	-4.0
Total Copel	5,253,613	5,162,320	1.8	18,237	16,689	9.3	54,367	50,274	8.1
Eliminations (operations with Group companies)				4,058	3,470	16.9	12,216	11,124	9.8
Total Consolidated Copel				14,179	13,219	7.3	42,151	39,150	7.7

Note: Not considering the energy from MRE (Energy Relocation Mechanism).

¹ Includes Short Term Sales Agreements and CBR

² Negative values mean that there were more purchases than sales.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy /

MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel’s Dis Market	Number of Customers			Consumed Energy (GWh)
	set/25	set/24	∆%	3Q25	3Q24	∆%	9M25	9M24	∆%
Residential	4,371,253	4,274,234	2.3	2,366	2,275	4.0	7,552	7,376	2.4
Industrial	68,395	68,991	(0.9)	3,293	3,244	1.5	9,728	9,496	2.4
Captive	65,822	67,319	(2.2)	314	430	(27.0)	980	1,315	(25.5)
Free	2,573	1,672	53.9	2,979	2,814	5.9	8,748	8,180	6.9
Commercial	451,413	446,640	1.1	1,727	1,690	2.2	5,528	5,498	0.5
Captive	448,000	444,466	0.8	992	1,074	(7.6)	3,315	3,587	(7.6)
Free	3,413	2,174	57.0	735	616	19.2	2,213	1,911	15.8
Rural	308,614	317,110	(2.7)	593	615	(3.6)	2,018	2,056	(1.8)
Captive	308,447	317,008	(2.7)	529	565	(6.2)	1,814	1,902	(4.6)
Free	167	102	63.7	64	51	25.4	204	154	32.6
Others	57,608	56,442	2.1	598	610	(2.0)	1,876	1,905	(1.5)
Captive	56,787	56,234	1.0	424	556	(23.7)	1,389	1,829	(24.1)
Free	821	208	294.7	174	54	—	487	76	—
Total Captive Market	5,250,309	5,159,261	1.8	4,625	4,898	(5.6)	15,050	16,010	(6.0)
Total Free Market	6,974	4,156	67.8	3,951	3,535	11.8	11,652	10,321	12.9
Supply to Concessionaries	7	7	—	258	253	1.9	769	752	2.2
Total Grid Market	5,257,290	5,163,424	1.8	8,834	8,687	1.7	27,471	27,083	1.4
Micro and Mini Distributed Energy Generation	502,341	383,261	31.1	(769)	(581)	32.3	(2,437)	(1,859)	31.1
Offset Energy from Distributed Generation II and III				276	93	196.4	799	215	271.1
Total Billed Market				8,341	8,199	1.7	25,833	25,439	1.5

40

EXHIBIT III - ENERGY MARKET> TARIFFS

Supply Tariff (R$/MWh)	2025		Product Class*	Validity*
	Amount Average MW	Price (R$)¹
Copel Geração e Transmissão
Auction CCEAR 2011 - 2040 ( HPP Mauá)	192	315.71	SP100/SP92	01.07.2020	31.12.2040
Auction - CCEAR 2024 - 2053 (SHP Bela Vista)	15	274.80		01.01.2024	12.31.2053
Copel Distribuição
Concession holders in the State of Paraná	24	305.74
Total / Tariff Weighted Average Supply	231	312.02
Contains PIS and COFINS. Net of ICMS.
*GSF renegotiation

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount	Sep/25	Sep/24	Δ%
	Average MW
Itaipu [1]	481.1	225.84	245.89	-8.2%
Auction – CCEAR 2010 – H30	69.1	329.88	313.22	5.3%
Auction – CCEAR 2010 - T15 [2]	—	—	353.86	-100.0%
Auction – CCEAR 2011 - H30	57.0	340.11	322.93	5.3%
Auction – CCEAR 2011 - T15 [2]	53.7	284.49	307.74	-7.6%
Auction – CCEAR 2012 - T15 [2]	107.5	331.37	293.65	12.8%
Auction – CCEAR 2016 - T20 ²	26.6	206.19	229.47	-10.1%
Angra	96.8	315.90	347.53	-9.1%
CCGF [3]	361.7	201.50	179.84	12.0%
Santo Antônio	136.1	211.07	200.41	5.3%
Jirau	226.5	185.71	176.33	5.3%
Others Auctions [4]	755.7	290.69	311.04	-6.5%
Total / Average Purchuse Tariff	2,371.8	253.46	252.95	0.2%
Contains PIS and COFINS
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant
[4] Products average price, does not include PROINFA.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)		Sep/25	Sep/24	Δ%

Industrial		536.91	551.30	-2.6%
Residential		535.80	527.34	1.6%
Commercial		572.13	583.06	-1.9%
Rural		556.17	575.85	-3.4%
Other		615.52	590.55	4.2%
Retail Tariff supply average tariff		592.40	615.21	-3.7%
Demand average tariff (R$/kW)		33.45	40.02	-16.4%
Does not consider tariff flags, Pis/Pasep and net of ICMS.

41

EXHIBIT III - ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES

						R$'000
Electricity Purchased for Resale	3Q25	3Q24	Δ%	9M25	9M24	Δ%
Purchase of energy in the regulated party - CCEAR	1,080,404	1,077,768	0.2	2,952,919	3,009,783	-1.9
Itaipu Binacional	243,028	252,548	-3.8	742,033	707,070	4.9
Câmara de Comercialização de Energia - CCEE	465,591	277,655	67.7	851,223	450,261	89.1
Micro and mini generators and customer repurchase	609,491	390,409	56.1	1,709,902	1,200,327	42.5
Proinfa	107,232	84,278	27.2	320,561	252,990	26.7
Bilateral Agreements	829,468	478,001	73.5	2,004,286	1,267,164	58.2
Fair value in the purchase and sale of energy	—	-17,872	—	—	26,009	—
(-) PIS/Pasep and Cofins	-251,775	-214,805	17.2	-681,723	-599,221	13.8
TOTAL	3,083,439	2,327,982	32.5	7,899,201	6,314,383	25.1

						R$'000
Charges of the main distribution and transmission grid	3Q25	3Q24	Δ%	2025	2024	Δ%
Itaipu transportation charges	51,113	43,439	17.7	135,344	153,025	-11.6
System Service Charges - ESS	628	39,171	-98.4	7,194	61,629	-88.3
System usage charges	613,239	586,044	4.6	1,838,063	1,914,412	-4.0
Charge reserve energy - EER	100,233	115,845	-13.5	336,847	337,581	-0.2
Grid Use charges - Provisions	482	10,852	—	538	10,900	-95
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	-78,664	-81,293	-3.2	-237,855	-255,128	-6.8
TOTAL	687,031	714,058	-3.8	2,080,131	2,222,419	-6.4

42

EXHIBIT III - ENERGY MARKET> ENERGY BALANCE

						(average MW)
Energy Balance - Copel GET - Sep-25	2025	2026	2027	2028	2029	2030
Own Resources GeT	1,956	1,890	1,901	1,920	1,928	1,928
GeT (1)	1,359	1,291	1,291	1,291	1,291	1,291
GPS (CCGF) (2)	73	73	73	73	73	73
Bela Vista + FDA	524	526	537	556	564	564
Own Resources SPP and Wind Farm (3)	544	544	544	544	544	544
Purchases	220	75	50	—	—	—
TOTAL OWN RESOURCES + SOLD	2,720	2,509	2,495	2,464	2,472	2,472
TOTAL SOLD	2,407	2,114	1,847	1,586	1,262	961
Sales (Regulated)	737	706	706	706	706	706
Sales (Regulated) %	27%	28%	28%	29%	29%	29%
Sales (Free Market)	1,670	1,408	1,141	880	556	255
Sales (Free Market) %	62%	57%	46%	36%	23%	10%
Total Available	312	395	647	878	1,210	1,511
Total Available (%)	11%	15%	26%	35%	48%	61%
Avarege price of energy sold (R$))(4)	175.18	189.99	190.70	198.93	209.97	227.61
Reference: September/25
(1) Includes Mauá 100% from June25 and GPS 30% (ex-CCGF). Does not include Baixo Iguaçu, Elejor and Foz do Chopim.
(2) GPS 70% (quota regime).
(3) Does not include Voltália Wind Complex.
(4) Average gross energy price (with PIS/COFINS and without ICMS). The GPS CCGF RAG is not considered in the calculation of average prices.

SALES (average MW)

Comments:

1- Excluding losses and internal consumption.

2- Considering the GFs of wind SPEs constant for all periods.

3- Considering the Sales of wind SPEs constant for all periods.

4- Considering energy purchases in each period.

5 - Prices updated according to the contractual readjustment index, from the reference dates until September/2025.

6 - The GPS CCGF RAG is not considered in the calculation of average prices.

7 - Average gross energy prices (with PIS/COFINS and without ICMS)

8- Considers the physical guarantee of the plants on September 30,2025.

43

avarage prices of energy sold
2025	2026	2027	2028	2029	2030
$167.52	$185.69	$187.19	$198.77	$217.54	$260.69

*Includes hydroelectric plants, CCGF (GPS Plant), SPE FDA and SPE Bela Vista.

avarage prices of energy sold
2025	2026	2027	2028	2029	2030
$219.89	$220.19	$216.71	$215.49	$214.33	$213.30

Comments:
1- Excluding losses and internal consumption.
2- Considering the GFs of wind SPEs constant for all periods.
3- Considering the Sales of wind SPEs constant for all periods.
4- Considering energy purchases in each period.
5 - Prices updated according to the contractual readjustment index, from the reference dates until September/2025.
6 - The GPS CCGF RAG is not considered in the calculation of average prices.
7 - Average gross energy prices (with PIS/COFINS and without ICMS)
8- Considers the physical guarantee of the plants on September 30,2025.

44

EXHIBIT III - ENERGY MARKET> WIND POWER PRICES

Wind Farms - Sold	Auction ¹	Price (R$) ²	Certification	Amount MW average/year	Start of Supply	End of Supply
São Bento Energia, Invest. e Part. S.A.
GE Boa Vista S.A.	2º LFA (26/08/2010)	326.41	P50	5.70	01.01.2013	31.12.2032
GE Farol S.A.		316.90	P50	9.10
GE Olho D’Água S.A.		316.90	P50	14.90
GE São Bento do Norte S.A.		316.90	P50	14.00
Copel Brisa Potiguar S.A.
Nova Asa Branca I Energias Renováveis S.A.	2º LFA (26/08/2010)	320.28	P50	13.20	01.01.2013	31.12.2032
Nova Asa Branca II Energias Renováveis S.A.		320.28	P50	12.80
Nova Asa Branca III Energias Renováveis S.A.		320.28	P50	12.50
Nova Eurus IV Energias Renováveis S.A.		320.28	P50	13.70
Santa Maria Energias Renováveis S.A.	4º LER (18/08/2011)	225.72	P50	15.70	01.07.2014	30.06.2034
Santa Helena Energias Renováveis S.A.		225.72	P50	16.00
Ventos de Santo Uriel S.A.		223.97	P50	9.00
Cutia
UEE Cutia S.A.	6º LER (31/10/2014)	265.51	P90	9.60	01.10.2017	30.09.2037
UEE Esperança do Nordeste S.A.		265.51	P90	9.10
UEE Guajiru S.A.		265.51	P90	8.30
UEE Jangada S.A.		265.51	P90	10.30
UEE Maria Helena S.A.		265.51	P90	12.00
UEE Paraíso dos Ventos do Nordeste S.A.		265.51	P90	10.60
UEE Potiguar S.A.		265.51	P90	11.30
Bento Miguel
CGE São Bento do Norte I S.A.	20ª LEN (28/11/2014)	251.49	P90	9.70	01.01.2019	31.12.2038
CGE São Bento do Norte II S.A.		251.49	P90	10.00
CGE São Bento do Norte III S.A.		251.49	P90	9.60
CGE São Miguel I S.A.		251.49	P90	8.70
CGE São Miguel II S.A.		251.49	P90	8.40
CGE São Miguel III S.A.		251.49	P90	8.40
Vilas
Vila Ceará I (Antiga Vila Paraíba IV)	28ª LEN (31/08/2018)	135.23	P90	8.20	01.01.2024	31.12.2043
Vila Maranhão I		135.23	P90	8.30
Vila Maranhão II		135.23	P90	8.30
Vila Maranhão III (Antiga Vila Paraíba III)		135.23	P90	8.20
Vila Mato Grosso (Antiga Vila Alagoas III)	29ª LEN (28/06/2019)	112.80	P90	3.30	01.01.2023	31.12.2042
Jandaira
Jandaira I	30ª LEN (18/10/2019)	137.95	P90	1.60	01.01.2025	31.12.2044
Jandaira II		137.95	P90	4.10
Jandaira III		137.95	P90	4.40
Jandaira IV		137.95	P90	4.30
Aventura
Aventura II	26º LEN (20/12/2017)	145.83	P90	11.70	01.01.2023	31.12.2042
Aventura III		145.83	P90	12.80
Aventura IV		145.83	P90	14.10
Aventura V		145.83	P90	15.00
Santa Rosa & Mundo Novo
Santa Rosa & Mundo Novo I	26º LEN (20/12/2017)	148.84	P90	16.50	01.01.2023	31.12.2042
Santa Rosa & Mundo Novo II		148.84	P90	17.00
Santa Rosa & Mundo Novo III		148.84	P90	18.00
Santa Rosa & Mundo Novo IV		148.84	P90	7.50
Santa Rosa & Mundo Novo V		148.84	P90	8.10
Voltália[3]
Caranaúbas	04ª LER (18/08/2011)	218.94	—	13.10	01.07.2014	30.06.2034
Reduto		218.94	—	13.90
Santo Cristo		218.94	—	14.80
São João		218.94	—	14.30
¹LFA - Alternative Sources Auction/LER - Reserve Energy Auction/LEN - New Energy Auction.
²Price updated by IPCA until Sep/24 (Reference Oct/24). Source: CCEE
[3]Values presented refer to 100% of the Complex. Copel has a 49% stake in the project.

45

EXHIBIT III - ENERGY MARKET> ENERGY FLOW

												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		EÓLICAS		COPEL COM		ELIMINAÇÕES		CONSOLIDADO
	3Q25	3Q24	3Q25	3Q24	3Q25	3Q24	3Q25	3Q24	3Q25	3Q24	3Q25	3Q24
Own Generation	—	—	4,406	6,700	922	1089	—	—	—	—	5,328	7,789
Purchased energy	5,858	6,375	927	466	89	7	7,270	5,814	4,058	3,470	10,086	9,192
Copel Comercialização	—	—	763	321	89	—	—	—	852	321	—	—
Companies of the group	86	60	—	—	—	—	3,120	3,089	3,206	3,149	—	—
Itaipu	1,120	1,146	—	—	—	—	—	0	—	—	1,120	1,146
Auction – CCEAR	3,315	3,898	—	—	—	—	—	0	—	—	3,315	3,898
CCEE (MCP)	0	6	—	—	—	—	—	0	—	—	0	6
Angra	214	215	—	—	—	—	—	—	—	—	214	215
CCGF	770	933	—	—	—	—	—	—	—	—	770	933
Proinfa	93	104	—	—	—	—	—	—	—	—	93	104
Other (1)	260	13	164	—	—	7	4,116	2,725	—	—	4,540	2,745
Elejor	—	—	—	—	—	—	—	0	—	—	—	0
Dona Francisca	—	—	0	34	—	—	34	—	—	—	34	34
MRE Receipt	—	—	0	111	—	—	—	—	—	—	0	111
Avaiable	5,858	6,375	5,333	7,166	1,011	1096	7,270	5,814	4,058	3,470	15,414	16,981
Captive Market	4,625	4,898	—	—	—	—	—	—	—	—	4,625	4,898
Concessionaires (2)	8	18	—	—	—	—	—	—	—	—	8	18
CCEE concessionaire supply (3)	—	—	42	40	—	—	—	—	—	—	42	40
CCEE (MCSD EN Assignments) (4)	556	532	—	—	—	—	—	—	—	—	556	532
CCEE (MVE) (5)	—	—	—	—	—	—	—	—	—	—	—	—
CCEE (MCP) (6)	921	699	-457	19	-157	-121	58	27	—	—	365	624
Free Customers	—	—	—	—	—	—	2,519	2,753	—	—	2,519	2,753
Bilateral Agreements	—	—	606	—	241	179	3,746	2,713	—	—	4,593	2,892
Auction CCEAR (7)	—	—	459	581	687	657	95	—	—	—	1,241	1238
MRE assignment (8)	—	—	1,671	3,545	—	—	—	—	—	—	1,671	3,545
CER (9)	—	—	—	—	230	230	—	—	—	—	230	230
Copel Comercialização	—	—	2,961	2,952	159	137	—	—	3,120	3,089	—	—
Companies of the group	—	—	51	29	35	31	852	321	938	381	—	—
Losses and Differences (10)	-252	228	—	—	-184	-17	—	—	—	—	-436	211

(1) Others: Includes MCSD EM Assignments of Copel Distribuição (purchase).
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year.
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism.
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism.
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).

46

EXHIBIT III - ENERGY MARKET> ENERGY FLOW

												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		EÓLICAS		COPEL COM		ELIMINAÇÕES		CONSOLIDADO
	9M25	9M24	9M25	9M24	9M25	9M24	9M25	9M24	9M25	9M24	9M25	9M24
Own Generation	—	—	13,435	18,087	2,473	2,412	—	—	—		15,908	20,499
Purchased energy	17,496	18,232	2,381	729	387	201	20,539	17,383	12,213	11,118	28,590	25,427
Copel Comercialização	—	—	1,120	414	387	190	—	—	1,507	604	—	—
Companies of the group	214	184	—	—	—	—	10,492	10,330	10,706	10,514	—	—
Itaipu	3,323	3,414	—	—	—	—	—	—	—	—	3,323	3,414
Auction – CCEAR	9,889	10,480	—	—	—	—	—	—	—	—	9,889	10,480
CCEE (MCP)	—	245	—	—	—	—	11	—	—	—	11	245
Angra	634	641	—	—	—	—	—	—	—	—	634	641
CCGF	2,388	2,914	—	—	—	—	—	—	—	—	2,388	2,914
Proinfa	275	315	—	—	—	—	—	—	—	—	275	315
Other (1)	773	39	229	—	—	11	9,969	7,053	—	—	10,971	7,103
Elejor	—	—	—	—	0	0	—	—	—	—	—	0
Dona Francisca	—	—	33	100	0	0	67	—	—	—	100	100
MRE Receipt	—	—	999	215	0	0	—	—	—	—	999	215
Avaiable	17,496	18,232	15,816	18,816	2,860	2613	20,539	17,383	12,216	11,118	44,495	45,926
Captive Market	15,050	16,010	—	—	—	—	—	—	—	—	15,050	16,010
Concessionaires (2)	27	67	—	—	—	—	—	—	—	—	27	67
CCEE concessionaire supply (3)	—	—	134	128	—	—	—	—	—	—	134	128
CCEE (MCSD EN Assignments) (4)	1,139	602	—	—	—	—	—	—	—	—	1139	602
CCEE (MVE) (5)	—	—	—	—	—	—	—	—	—	—	—	—
CCEE (MCP) (6)	1,909	853	(472)	341	(40)	(89)	130	124	—	—	1527	1,229
Free Customers	—	—	—	—	—	—	7,264	7,982	—	—	7,264	7,982
Bilateral Agreements	—	—	622	4	477	419	11,440	8,673	—	—	12,539	9,096
Auction CCEAR (7)	—	—	1,604	1,736	1,997	1,852	197	—	—	—	3,798	3588
MRE assignment (8)	—	—	3,726	6,499	—	—	—	—	—	—	3,726	6,499
CER (9)	—	—	—	—	683	694	—	—	—	—	683	694
Copel Comercialização	—	—	10,087	10,015	406	315	—	—	10,493	10,330	—	—
Companies of the group	—	—	115	93	100	92	1,508	604	1,723	788	0	1
Losses and Differences (10)	(629)	700	—	—	(763)	(670)	—	—	—	—	-1392	30

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase).
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year.
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR.
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism.
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism.
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).

47

EXHIBIT III - ENERGY MARKET> ENERGY FLOW

ENERGY FLOW CONSOLIDATED 3Q25						ENERGY FLOW CONSOLIDATED 3Q25

					GWh						GWh
Own Generation			Captive Market			Own Generation			Captive Market
5,328	34.6%		4,625		30.0%	15,908	35.8%		15,050		33.8%

			Concessionaires[2]						Concessionaires[2]
			8		—%				27.00		0.1%

			Electricity sales to distributor CCEE[3]						Electricity sales to distributor CCEE[3]
			42		0.3%				134.00		0,3%

			Assignment MCSD EN4						Assignment MCSD EN4
			556		3.6%				1,139.00		2.6%
		Total Available Power						Total Available Power
		15,414	CCEE (MVE)					44,495	CCEE (MVE)
			0		0.0%				0.00		0%

			Free Customers						Free Customers
Purchased energy			2,519		16.3%	Purchased energy			7,264.00		16.3%
10086	65.4%					28,590.000	64.30%
CCEAR:	3,315		Supplied Energy			CCEAR:	9,889		Supplied Energy
Itaipu:	1,120		8,100	52.5%		Itaipu:	3,323		22,273.00	50.1%
Dona Francisca:	34		Contratos Bilaterais		4,593	Dona Francisca:	100		Contratos Bilaterais		12,539
CCEE (MCP):	0			CCEAR:	1,241	CCEE (MCP):	11			CCEAR:	3,798
Angra:	214			CER:	230	Angra:	634			CER:	683
CCGF:	770		CCEE (MCP):		365	CCGF:	2,388		CCEE (MCP):		1,527
MRE:	0			MRE:	1,671	MRE:	999			MRE:	3,726
Elejor:	0					Elejor:	0
Proinfa:	93		Losses and Differences			Proinfa:	275		Losses and Differences
Outros[1]:	4,540		-436		-2.8%	Outros[1]:	10,971		-1,392		-3.1%

Notes:
CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
MRE: Energy Reallocation Mechanism.
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
¹ Other: Energy purchased by Copel Comercialização and Copel Distribuição
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
[5] Considers the effect of Distributed Mini and Microgeneration (MMGD)
[6] Considers losses and the volume of energy not delivered, referring to availability contracts, which provide for subsequent reimbursement.

48

EXHIBIT IV - OPERATIONAL DATA > INDICATORS SUMMARY

MANAGEMENT
Copel Staff List	2020	2021	2022	2023	2024	Sep-25
Geração e Transmissão	1,533	1,523	1,487	1,477	1,091	1,046
Distribuição	4,641	4,430	4,257	4,203	3,199	3,092
Telecomunicações	355	—	—	—	—	—
Holding	96	169	84	83	60	54
Comercialização	42	44	47	41	39	47
Serviços	—	—	217	—	—	—
TOTAL	6,667	6,166	6,092	5,804	4,389	4,239

Cotrolated Staff List	2020	2021	2022	2023	2024	Sep-25
Elejor	7	7	7	7	7	11

GENERATION
Copel GET	Amount		Installed Capacity (MW)		Assured Power (Average MW)
Hydroelectric	7		4,833.3		1,990.3
Wind	42		1,127.9		560.9
Copel GET (Interest)			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	1		10.4		7.3
Total Copel GET			5,971.6		2,558.5
Other Interest Copel			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	5		201.3		109.7
Wind	4		53.2		28.0
Solar	1		1.1		—
Total Other Interest	10		255.6		137.7
TOTAL Copel Group			6,227.2		2,696.2

TRANSMISSION
Copel GeT	Amount			APR (R$ million)
Transmission Lines (km)		4,591		1,423.9
Substation (amount)		46
Interest	Amount			Proporcional APR (R$ million)
Transmission Lines (km)		5,093		387.4
Substation (amount)		7
TOTAL	TL	9,684		1,811.3
	Substation	53

DISTRIBUTION
Distribution lines (km)	217,385		Captive customers		5,250,309
Substations	406		Customers by distribution employee		1,622
Installed power substations (MVA)	12,574	DEC (in hundredths of an hour and minute)			7.46
Municipalities served	395	FEC (number of outages)			4.90
Locations served	1,068

MERCADO LIVRE
Number of contracts	1,758
Energy sold (GWh)	7,270

49

EXHIBIT IV - OPERATIONAL DATA > GENERATION

COPEL GET
	Installed Capacity (MW)	Assured Power (Average MW)	Generation 3Q25 (GWh)*	Concession Expires
Hydroelectric Power Plants	4,833.3	1,990.3	12,682.3
Large hydroelectric power plant (HPP)	4,797.0	1,965.8	12,562.9
Gov. Bento Munhoz da Rocha Netto (Foz do Areia - FDA)	1,676.0	567.6	3,286.5	20.11.2054
Gov. Ney Aminthas de B. Braga (Segredo)	1,260.0	552.8	3,901.4	21.11.2054
Gov. José Richa (Salto Caxias)	1,240.0	553.3	3,882.8	21.11.2054
Gov. Parigot de Souza (GPS) (1)	260.0	103.6	678.2	06.01.2053
- Regime de Cotas (70%)	182.0	72.5	474.7
- Copel GeT(30%)	78.0	31.1	203.5
HPP Gov. Jayme Canet Junior (Mauá) (2)	361.0	188.5	814.0	28.06.2049
Small hydroelectric power station (SHP)	36.3	24.5	119.4
Bela Vista	29.8	18.6	83.5	08.03.2041
Derivação do Rio Jordão **	6.5	5.9	35.9	21.06.2032
Wind Power Plants	1,127.9	560.9	2,474.1
São Bento Energia, Invest. e Part. S.A.	94.0	38.1	170.1
GE Boa Vista S.A.	14.0	5.2	21.2	28.04.2046
GE Farol S.A.	20.0	8.8	36.8	20.04.2046
GE Olho D’Água S.A.	30.0	12.8	58.3	01.06.2046
GE São Bento do Norte S.A.	30.0	11.3	53.8	19.05.2046
Copel Brisa Potiguar S.A.	183.6	89.4	347.4
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	49.3	25.04.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	48.5	31.05.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	41.8	31.05.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	48.7	27.04.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	57.7	08.05.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	68.3	09.04.2047
Ventos de Santo Uriel S.A.	16.2	9.0	33.1	09.04.2047
Cutia	180.6	71.4	316.9
UEE Cutia S.A.	23.1	9.6	46.3	05.01.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	42.8	11.05.2050
UEE Guajiru S.A.	21.0	8.3	33.4	05.01.2042
UEE Jangada S.A.	27.3	10.3	55.0	05.01.2042
UEE Maria Helena S.A.	27.3	12.0	51.6	05.01.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	42.5	11.05.2050
UEE Potiguar S.A.	27.3	11.5	45.3	11.05.2050
Bento Miguel	132.3	58.7	235.9
CGE São Bento do Norte I S.A.	23.1	10.1	44.3	04.08.2050
CGE São Bento do Norte II S.A.	23.1	10.8	49.3	04.08.2050
CGE São Bento do Norte III S.A.	23.1	10.2	40.9	04.08.2050
CGE São Miguel I S.A.	21.0	9.3	36.9	04.08.2050
CGE São Miguel II S.A.	21.0	9.1	32.0	04.08.2050
CGE São Miguel III S.A.	21.0	9.2	32.5	04.08.2050
Vilas	186.9	98.6	399.0
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	69.7	14.01.2054
Vila Maranhão I	32.0	17.8	70.0	11.01.2054
Vila Maranhão II	32.0	17.8	70.1	14.01.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	69.4	14.01.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	119.8	06.12.2054
Jandaira	90.1	46.9	199.6
Jandaira I	10.4	5.6	26.3	02.04.2055
Jandaira II	24.3	12.3	55.4	02.04.2055
Jandaira III	27.7	14.8	56.2	02.04.2055
Jandaira IV	27.7	14.2	61.7	02.04.2055
Aventura	105.0	65.0	304.0
Aventura II	21.0	13.1	62.2	06.05.2053
Aventura III	25.2	15.5	72.5	06.11.2053
Aventura IV	29.4	18.5	85.2	06.05.2053
Aventura V	29.4	17.9	84.1	06.05.2053
Santa Rosa e Mundo Novo	155.4	92.8	501.2
Santa Rosa e Mundo Novo I	33.6	17.3	91.2	06.04.2053
Santa Rosa e Mundo Novo II	29.4	17.2	105.4	06.04.2053
Santa Rosa e Mundo Novo III	33.6	21.5	117.1	06.04.2053
Santa Rosa e Mundo Novo IV	33.6	21.0	115.4	06.01.2053
Santa Rosa e Mundo Novo V	25.2	15.8	72.1	06.01.2053
TOTAL	5,961.2	2,551.2	15,156.4

(1) The Annual Generation Revenue (RAG), totaling R$176.6 million, was updated by ANEEL’s Homologatory Resolution No. 3,506, dated July 22, 2025. A PIS/Cofins rate of 9.25% applies to this amount. However, it is important to note that, as established by ANEEL regulations, the RAG already includes the pass-through of these federal taxes to the beneficiary distribution companies.

(2) Power plants exempted from concession, are only registered with ANEEL.

* Considers internal consumption of generators and generation in commercial operation.

** Plant do not participate in the MRE.

50

EXHIBIT IV - OPERATIONAL DATA > GENERATION

INTEREST
Enterprise	Partners	Installed Capacity (MW)	Assured Power ¹ (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		400.6	225.9	211.7	117.2
Large hydroelectric power plant (HPP)		365.4	200.6	197.1	106.4
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	66.0	84.2	46.2	10.05.2040
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	62.1	84.1	43.5	06.11.2040
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 53,94% Celesc - 23,03%	125.0	72.5	28.8	16.7	09.21.2037
Small hydroelectric power station (SHP)		29.1	20.4	10.4	7.3
SHP Arturo Andreoli 5 (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	07.07.2034
Hydroelectric Generating Centers (CGH)		6.1	4.9	4.2	3.5
CGH Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	(2)
CGH Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	(2)
Wind Power Plants		108.5	57.1	53.2	28.0
Voltalia - São Miguel do Gostoso (4 parques)	COPEL- 49% Voltalia- 51%	108.5	57.1	53.2	28.0	(3)
Solar		2.3	—	1.1	—
Solar Paraná 4	COPEL - 49% Sistechne Participações Societárias Ltda. - 51%	2.3	—	1.1	—	09.15.2046
TOTAL		511.4	283.0	1,391.9	145.2
¹ Assured power updated by Ordinance No. 709/2022 of: HPP Mauá, Santa Clara, Fundão and Dona Francisca.
² Elejor requested the reclassification of its Small Hydroelectric Power Plants - (SHPs) Fundão I and Santa Clara I to Hydroelectric Generating Centers (CGHs), as amended by Art. 8 of Law 9074/1995. This was formalized through ANEEL Authorizing Resolutions 14,744 and 14,745 of 06/20/2023, with the plants exempted from concession, having only registration with ANEEL.
³ The Concession Expires of the wind farm concessions are respectively: Carnaúbas (04.09.2047), Reduto (04.16.2047), Santo Cristo (04.18.2047), São João (03.26.2047).
⁴ Holding of 6 SCPs operating in the field of distributed generation (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, e Bandeirantes Solar I, Bandeirantes Solar II e Bandeirantes Solar III, in pre-operational.
⁵ Extension of Grant according to REH 3.242/2023.

51

EXHIBIT IV - OPERATIONAL DATA > TRANSMISSION

Subsidiary / SPC	Contract	Enterprise	UF	TL			APR ¹ (R$ milhões)	Adjustment installment (R$ millions)	Concession Expiration
				Extension (km)[2]	Substation	MVA
Copel GeT	060/2001	Several	SP/PR	2,129	35	13,015	663.6	01.11.1900	01.01.2043
Copel GeT	075/2001	TL Bateias - Jaguariaiva	PR	137	—	—	18.2	-0.5	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	PR	32	—	—	3.1	0.1	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	PR	117	—	—	16.9	-0.5	11.19.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	SP	334	—	—	47.7	-1.3	06.10.2040
Copel GeT	015/2010	SE Cerquilho III	SP	—	1	300	7.7	-0.4	06.10.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	PR	102	—	—	8.5	-0.3	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	SP	83	1	150	12.3	-2.3	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	PR	31	1	300	14.0	-0.8	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	PR	52	1	300	16.2	1.6	05.09.2044
Copel GeT	022/2014	TL Assis – Londrina	SP/PR	122	—	—	28.1	-1.1	05.09.2044
Copel GeT	006/16	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	PR	255	4	900	169.4	-5.2	07.04.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	PR	159	1	300	20.7	-0.6	12.01.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	PR	29	1	672	29.9	-1	10.05.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005	TL Ivaiporã - Londrina	PR	122	—	—	28.9	-1	04.03.2035
Mata de Santa Genebra³ Copel GeT - 100%	001/14	TL Araraquara II - Bateias	SP/PR	887	1	3,600	338.7	-10.7	05.14.2044
Subtotal Copel GeT				4,591	46	19,537	1423.9	-11.7
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	PR	142	2	700	17.9	-0.3	10.05.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	MA	365	0	0	27.0	-0.9	10.05.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	MT	2,033	4	800	146.2	-4.7	10.05.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	GO/MG	930	1	—	75.5	-2.7	10.05.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	GO/MG	967	—	—	50.2	-1.8	02.05.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	MG/SP	656	0	0	70.6	-2.4	05.09.2044
Subtotal SPCs 4				5,093	7	1,500	387.4	-12.80
Total				9,684	53	21,037	1,811.3	-24.50

1 Proportional to Copel's interest in the project. Values referring to the 2025/2026 cycle, effective from July 1, 2025, according to REH 3.481/2025. RAP values consider Active RAP, which is the portion of RAP referring to assets in operation at the beginning of the tariff cycle.

² Considers double circuit sections (circuits that share the same transmission tower).

³ Transmission line in the process of consolidation, according to Material Fact 03/25.

4 Equity Income.

52

EXHIBIT IV - OPERATIONAL DATA > DISTRIBUTION

OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	MVA	Km of lines
5,257,290	1,068	395	13,8 kV	—	—	115,533
			34,5 kV	237	1,815	93,667
			69 kV	36	2,519	755
			88 kV	0	5	—
			138 kV	133	8,235	7,430
				406	12,574	217,385
Consumer-to-employee ratio DIS	2020	2021	2022	2023	2024	set/25
Captive Consumers	4,835,852	4,926,608	5,011,555	5,098,006	5,184,322	5,250,309
Copel Dis employees	4,641	4,430	4,257	4,257	3,199	3,092
Consum/Emp	1,042	1,112	1,177	1,198	1,621	1,698

QUALITY OF SUPPLY

	Year	DEC ¹ (hours)	FEC ² (outages)
	2020	7.83	5.61
	2021	7.47	5.09
	2022	7.96	5.10
	2023	7.97	5.41
	2024	7.92	5.36
	Sep-25	7.46	4.90
¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date * Values of the last 12 months
Period	Technical Loss		Non-Technical Loss		Total loss
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Sep-21	5.79%	5.91%	4.47%	4.48%	7.71%	7.71%
Sep-22	5.79%	5.73%	4.47%	4.22%	7.63%	7.53%
Sep-23	5.79%	5.85%	4.47%	4.71%	7.57%	7.67%
Sep-24	5.79%	5.68%	4.47%	5.33%	7.57%	7.91%
Sep-25	5.79%	5.75%	5.29%	3.41%	8.15%	7.31%

(1) Percentage established in the tariff review;
(2) Technical loss calculated and reported monthly to Aneel;
(3) Percentage established in the tariff review;
(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;
(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;
(6) Total loss on injected energy.
NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network

53

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 12, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.